Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of November 1, 2014,

among

PUBLICIS GROUPE S.A.,

1926 MERGER SUB INC.

and

SAPIENT CORPORATION

TABLE OF CONTENTS

i

Exhibits:
Exhibit A   Conditions to the Offer
Exhibit B    Certificate of Incorporation of the Surviving Corporation

INDEX OF DEFINED TERMS

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	5.03(g)
Acceptance Time	1.01(a)
Adverse Recommendation Change	5.03(e)
affiliate	9.03
Agreement	Preamble
AMF	3.05(b)
Appraisal Shares	2.07(d)
Authorizations	3.16(b)
Book-Entry Shares	9.03
Burdensome Condition	6.03(c)
business day	9.03
Certificate of Merger	2.03
Certificates	2.08(b)
CFIUS	6.03
Code	1.01(d)
Commonly Controlled Entity	3.11(j)(i)
Company	Preamble
Company Acquisition Agreement	5.03(e)
Company Balance Sheet	3.06(d)
Company Benefit Agreement	3.11(j)(ii)
Company Benefit Plan	3.11(j)(iii)
Company Board	3.04(b)
Company Board Recommendation	3.04(b)
Company By-laws	3.01
Company Charter	3.01
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	6.05(a)
Company Intellectual Property	3.18(a)
Company Material Adverse Effect	9.03
Company Performance Restricted Stock Unit	6.04(e)(i)
Company Preferred Stock	3.02(a)
Company Registered Intellectual Property	3.18(b)
Company Restricted Stock Unit	6.04(e)(ii)
Company SEC Documents	3.06(a)
Company Source Code	3.18(g)
Company Stock Option	6.04(e)(iii)
Company Stock Plans	6.04(e)(iv)
Company Subsidiaries	3.01
Company Takeover Proposal	5.03(g)

Company Termination Fee	6.07(b)
Confidentiality Agreement	6.02
Consent	3.05(b)
Continuation Period	6.05(a)
Continuing Directors	8.03(a)
Contract	3.05(a)
control	9.03
Covered Securityholders	3.24
Debt Commitment Letter	9.10(c)
Debt Financing	9.10(c)
Debt Financing Source	9.10(c)
DGCL	Recitals
Direct Registration System	9.03
DOJ	6.03
Effective Time	2.03
Employee Compensation Arrangement	3.24
Environmental Law	3.17(b)
ERISA	3.11(j)(iii)
Exchange Act	1.01(a)
Exchange Fund	2.08(a)
Existing D&O Policies	6.06(c)
Exon-Florio Amendment	3.05(b)
FCPA	3.16(c)
Filed Company SEC Documents	Article III
FOCI Requirements	6.03
Foreign Merger Control Laws	6.03
FTC	6.03
GAAP	3.06(c)
Government Bid	3.14(b)
Government Contract	3.14(a)
Governmental Entity	3.05(b)
Hazardous Materials	3.17(b)
HSR Act	3.05(b)
Indemnified Party	6.06(a)
Intellectual Property	3.18(h)
Intervening Event	5.03(g)
IT Assets	3.18(h)
Judgment	3.05(a)
knowledge	9.03
Law	3.05(a)
Legal Restraints	7.01(a)
Liens	3.03(b)
Measurement Date	3.02(a)
Merger	Recitals
Merger Closing	2.02

v

Merger Closing Date	2.02
Merger Consideration	2.07(c)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Multiemployer Plan	3.11(e)(ii)
Nasdaq	1.01(a)
Offer	Recitals
Offer Conditions	1.01(a)
Offer Documents	1.01(b)
Offer Price	Recitals
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Boards	Recitals
Parent Material Adverse Effect	9.03
Paying Agent	2.08(a)
Permitted Liens	3.12
Person	9.03
Proceeding	3.15
Qualifying Company Takeover Proposal	5.03(c)
Representatives	4.07
Release	3.17(b)
Schedule 14D-9	1.02(b)
SEC	1.01(b)
Section 262	2.07(d)
Securities Act	3.06(b)
Service Vesting Dates	6.04(d)
Software	3.18(h)
Specified Contract	3.13(a)
Specified Executive	6.04(d)
Stockholder List Date	1.02(c)
subsidiary	9.03
Superior Company Proposal	5.03(g)
Supervisory Board	Recitals
Surviving Corporation	2.01
Tax Return	3.09(k)(i)
Taxes	3.09(k)(ii)
Technology	3.18(h)
Tender Agreement	Recitals
Termination Condition	Exhibit A
Top Customers	3.22
Trade Secrets	3.18(h)
Transactions	1.02(a)
Transfer Taxes	6.09
Voting Company Debt	3.02(c)

AGREEMENT AND PLAN OF MERGER dated as of November 1, 2014 (this “Agreement”), among Publicis Groupe S.A., a French société anonyme (“Parent”), 1926 Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, and Sapient Corporation, a Delaware corporation (the “Company”).

WHEREAS the respective Boards of Directors of Merger Sub and the Company, and each of the Supervisory Board (the “Supervisory Board”) and the Management Board (Directoire) (together with the Supervisory Board, the “Parent Boards”) of Parent, have approved and declared advisable the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent intends to cause Merger Sub to make a tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than shares of Company Common Stock to be cancelled pursuant to Section 2.07(b), at a price per share of Company Common Stock of $25.00, net to the seller in cash, without interest (such amount or, if the Offer is amended in accordance with the terms of this Agreement and a different amount per share is paid pursuant to the Offer, such different amount, the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS the respective Boards of Directors of Merger Sub and the Company, and each of the Parent Boards, have approved the merger (the “Merger”) of Merger Sub into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and shall be consummated as soon as practicable following acceptance for payment of the Company Common Stock in the Offer;

WHEREAS as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have simultaneously herewith entered into a tender and support agreement (the “Tender Agreement”) in connection with the Offer and the Merger; and

WHEREAS Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Offer

SECTION 1.01.   The Offer.  (a)  Subject to the terms and conditions of this Agreement and provided that this Agreement has not been terminated in accordance with Article VIII and that the Company shall have complied with its obligations under Section 1.01(b) and 1.02(c), as promptly as practicable (but in no event later than ten business days after the date of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer are subject to the satisfaction or waiver of the conditions set forth in Exhibit A (the “Offer Conditions”).  The initial expiration date of the Offer shall be 12:00 midnight, New York City time, on the 20th business day following the commencement of the Offer (determined using Rule 14d-1(g)(3) of the Exchange Act).  Merger Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that, without the consent of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Company Common Stock, (v) except as otherwise permitted under this Agreement, terminate or extend the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Company Common Stock in any material respect or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.  Notwithstanding the foregoing, subject to the parties’ respective rights to terminate this Agreement under Article VIII and provided that in no event shall Merger Sub be required to extend the expiration date of the Offer to any date later than the Outside Date, Merger Sub shall, and Parent shall cause Merger Sub to, (A) extend the Offer for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by the Company), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived, and (B) extend the Offer for the minimum period required by any Law, any rule, regulation or interpretation or position of the SEC or the staff thereof or any rules and regulations of the NASDAQ Global Market (“Nasdaq”) applicable to the Offer.  In addition, subject to the parties’ respective rights to terminate this Agreement under Article VIII, if at the otherwise scheduled expiration date of the Offer each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Merger Sub may, and at the request of the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer at the request of the Company for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by the Company); provided, that in no event shall Merger Sub (1) be required or permitted to extend the expiration date of the Offer to any date later than the Outside Date or (2) be required or permitted to extend the expiration date of the Offer more than two times pursuant to this sentence.  On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer and, in any event, no more than three business days after the Acceptance Time.  The time at which Merger Sub first accepts for payment the shares of Company Common Stock tendered in the Offer is referred to as the “Acceptance Time”.  The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.01(a)), unless this Agreement is validly terminated in accordance with Section 8.01.  If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Section 8.01, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Company Common Stock to the registered holders thereof.  Nothing contained in this Section 1.01(a) shall affect any termination rights set forth in Section 8.01.

(b)           As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and shall disseminate the Offer Documents to the holders of Company Common Stock as and to the extent required by applicable Law.  The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company required by applicable Law to be set forth in the Offer Documents or as reasonably requested by Parent, so as to enable Parent and Merger Sub to comply with their respective obligations under this Section 1.01(b).  Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law.  Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.  Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including the proposed final version thereof), and Parent and Merger Sub shall give good faith consideration to any comments reasonably made by the Company or its counsel.

(c)           Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(d)           Notwithstanding anything to the contrary herein, Parent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer such amounts as Parent or Merger Sub is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law.  Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(e)           The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring or having a record date on or after the date hereof and prior to the Acceptance Time, in each case, effected in compliance with Section 5.01, and the Offer Price as so adjusted shall provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

SECTION 1.02.   Company Actions.  (a)  The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

(b)           Subject to Section 5.03(e), on the date the Offer Documents are filed with the SEC the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”), including the Company Board Recommendation and a description thereof, and shall disseminate the Schedule 14D-9 to the holders of Company Common Stock as and to the extent required by applicable Law, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL.  The Schedule 14D-9 shall also contain the notice of appraisal required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC.  Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by applicable Law to be set forth in the Schedule 14D-9 or as reasonably requested by the Company, so as to enable the Company to comply with its obligations under this Section 1.02(b).  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable Law.  The Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.  Except with respect to any amendments filed after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 5.03(e) or Section 5.03(f), prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (including the proposed final version thereof), and the Company shall give good faith consideration to any comments reasonably made by Parent or its counsel.  The Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation and a description thereof (except to the extent that the Company Board shall have previously withdrawn or modified the Company Board Recommendation pursuant to and in accordance with Section 5.03(e)).

(c)           In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Merger Sub with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the Company’s stockholders (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”).  Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence the information contained in any such labels, lists, listings, files and other information, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information.

(d)           The Company shall register the transfer of shares of Company Common Stock accepted for payment effective immediately after the Acceptance Time.

ARTICLE II

The Merger

SECTION 2.01.   The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time.  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).  The Merger shall be governed by Section 251(h) of the DGCL.

SECTION 2.02.   Merger Closing.  The closing of the Merger (the “Merger Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., New York City time, as soon as practicable following the Acceptance Time, subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Merger Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of those conditions), or at such other place, time and date as shall be agreed in writing by the parties hereto.  The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date”.

SECTION 2.03.   Effective Time.  Prior to the Merger Closing, the Company shall prepare, and on the Merger Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 2.04.   Effects of Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 2.05.   Certificate of Incorporation and By-laws.  (a)  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit B and, as so amended and restated, such certificate of incorporation shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law.

(b)           The By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable Law, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

SECTION 2.06.   Directors and Officers.  (a)  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)           The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

SECTION 2.07.   Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)           Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)           Cancelation of Treasury Stock and Parent-Owned Stock; Company Common Stock Held by Company Subsidiaries.  Each share of Company Common Stock that is owned by the Company, Parent, Merger Sub or any other subsidiary of Parent as of immediately prior to the commencement of the Offer shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.  Each share of Company Common Stock held by any Company Subsidiary immediately prior to the commencement of the Offer, if any, shall be converted into such number of shares of common stock of the Surviving Corporation such that each such Company Subsidiary owns the same amount of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Company Subsidiary owned in the Company immediately prior to the Effective Time.

(c)           Conversion of Other Company Common Stock.  Subject to Sections 2.07(b) and 2.07(d), each issued and outstanding share of Company Common Stock shall be canceled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.08, without interest.

(d)           Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 2.07(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to receive those rights under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.07(c).  The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and any withdrawals of any such demands, and Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, or otherwise negotiate any such demands, or agree to do any of the foregoing.

SECTION 2.08.   Payment of Merger Consideration.  (a)  Paying Agent.  Prior to the Effective Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration to former holders of Company Common Stock.  Parent shall take all steps necessary to enable and shall cause the Surviving Corporation to provide to the Paying Agent, immediately after the Effective Time, cash necessary to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 2.07(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)           Exchange Procedure.  As soon as reasonably practicable after the Effective Time (but in no event later than five business days after the Effective Time), the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or Book-Entry Shares which were converted into the right to receive the Merger Consideration pursuant to Section 2.07 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon delivery of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Merger Consideration.  Upon surrender of a Certificate or Book-Entry Shares, as applicable, to the Paying Agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Share, as applicable, shall be entitled to receive in exchange therefor the amount of cash into which the shares of Company Common Stock theretofore represented by such Certificate or Book-Entry Share, as applicable, shall have been converted pursuant to Section 2.07, and the Certificate or Book-Entry Share, as applicable, so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share, as applicable, so surrendered is registered, if such Certificate or Book-Entry Share, as applicable, shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.08, each Certificate or Book-Entry Share, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate or Book-Entry Share, as applicable, have been converted pursuant to Section 2.07.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate or Book-Entry Share.

(c)           No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II as a result of the conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock.  After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.  No cash payment with respect to the Merger Consideration shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.08.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed as of the 12-month anniversary of the Merger Closing Date shall be delivered to Parent, upon demand, and any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration.

(e)           No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Book-Entry Share has not been surrendered prior to the 24-month anniversary of the Merger Closing (or immediately prior to such earlier date on which the Merger Consideration in respect of such Certificate or Book-Entry Share, as applicable, would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation, subject to the claims of any former holder of Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article II.

(f)           Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent.  To the extent that the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the Merger Consideration to all holders of Certificates or Book-Entry Shares, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments.

(g)           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, without interest.

(h)           Withholding Rights.  Each of the Surviving Corporation, Merger Sub, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

Representations and Warranties of the Company

Except as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC since December 31, 2011 and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors,” set forth in any “Forward-Looking Statements” disclaimer or that are similarly cautionary, non-specific or predictive in nature) or as set forth in the letter, dated as of the date of this Agreement, from the Company to Parent and Merger Sub (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article III to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01.   Organization, Standing and Power.  Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of Company Subsidiaries where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, other than in the case of Company Subsidiaries where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (or in the case of the Company, would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole), and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or its ownership or leasing of its assets or properties makes such qualification or licensing necessary, other than where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  True and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), are included in the Filed Company SEC Documents.  The Company Charter and the Company By-laws are in full force and effect and neither the Company nor any of the Company Subsidiaries is in violation of any of their provisions.

SECTION 3.02.   Capital Structure.  (a)  The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).  At the close of business on October 30, 2014 (the “Measurement Date”), (i) 140,866,001 shares of Company Common Stock were issued and outstanding, (ii) 5,514,525 shares of Company Common Stock were held by the Company in its treasury, (iii) 72,823 shares of Company Common Stock were subject to outstanding Company Stock Options with a weighted average exercise price of $7.64, 5,957,941.90 shares of Company Common Stock were subject to outstanding Company Restricted Stock Units, 479,253 shares of Company Common Stock were subject to outstanding Company Performance Restricted Stock Units (assuming achievement of all applicable performance goals at maximum level) and 11,704,407 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and (iv) no shares of Company Preferred Stock were issued or outstanding.  Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding.  From the Measurement Date to the date of this Agreement, there have been no issuances, repurchases or redemptions by the Company of shares of capital stock of the Company or issuances of options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company Restricted Stock Units and Company Performance Restricted Stock Units, in each case outstanding as of the Measurement Date and in accordance with the terms thereof.

(b)           All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)           As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d)           Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound (i) obligating the Company to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock or other equity interests of, or any security convertible or exchangeable for any shares of capital stock or other equity interests of, the Company or any Voting Company Debt, (ii) obligating the Company to issue, grant or enter into any such option, warrant, security, unit, right or Contract, (iii) that give any person the right to receive any economic or voting interest of a nature accruing to the holders of Company Common Stock or (iv) granting any preemptive, antidilutive or similar rights with respect to any security issued by the Company.  As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to Company Stock Options, Company Restricted Stock Units, Company Performance Restricted Stock Units and other awards granted pursuant to the Company Stock Plans and (C) the acquisition by the Company of Company Stock Options, Company Restricted Stock Units, Company Performance Restricted Stock Units, other awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards. There are no voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of the Company.  No Company Subsidiary owns any shares of capital stock of the Company.

(e)           All Company Stock Options, Company Restricted Stock Units and Company Performance Restricted Stock Units are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements differ from such forms with respect to the number of Company Stock Options, Company Restricted Stock Units, Company Performance Restricted Stock Units or shares of Company Common Stock covered thereby, the exercise price (if applicable), vesting schedule and expiration date applicable thereto and other similar terms.

SECTION 3.03.   Company Subsidiaries; Equity Interests.  (a)  Section 3.03(a) of the Company Disclosure Letter lists, as of the date of this Agreement, a true and complete list of all Company Subsidiaries and their respective jurisdictions of organization.

(b)           All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens.  There are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary, or (ii) obligating the Company or any Company Subsidiary to issue, grant or enter into any such option, warrant, security, unit, right or Contract.  There are no voting trusts or other agreements or understandings to which the Company or any of the Company Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interests of any Company Subsidiaries.

(c)           Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.  Other than the Company Subsidiaries, there is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of the Company.  Neither the Company nor any of the Company Subsidiaries has any obligation to acquire any equity interest or other security in, or any commitment to make any capital contribution or investment in, or loan to, any Person.

SECTION 3.04.   Authority; Execution and Delivery; Enforceability.  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, assuming the representations and warranties set forth in Section 4.07 are true and correct and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.07 are true and correct and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company.  The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b)           The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Offer, the Merger and the other Transactions, (ii) determining that the Offer, the Merger and the other Transactions are fair to and in the best interests of the stockholders of the Company, (iii) resolving that this Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time and (iv) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer (the recommendation set forth in subclause (iv) of this Section 3.04(b), the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.  Assuming the representations and warranties set forth in Section 4.07 are true and correct, such resolutions are sufficient to render inapplicable to Parent and Merger Sub and this Agreement, the Offer, the Merger or any other Transaction, and the Tender Agreement and the transactions contemplated thereby, the provisions of Section 203 of the DGCL to the extent, if any, such section would otherwise be applicable to this Agreement, the Offer, the Merger or any other Transaction, or the Tender Agreement or the transactions contemplated thereby, and no other state takeover statute or similar statute or regulation, and no analogous provision in the Company Charter or the Company By-laws, applies to the Company with respect to this Agreement, the Offer, the Merger or any other Transaction, or the Tender Agreement, or the transactions contemplated thereby.  There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect with respect to the Company or any Company Subsidiary to which the Company or any of the Company Subsidiaries is a party or otherwise bound.

(c)           Assuming the representations and warranties set forth in Section 4.07 are true and correct, and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of any class or series of capital stock of the Company is necessary to adopt this Agreement or to approve and consummate the Transactions.

SECTION 3.05.   No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or require any consent, waiver or approval under, or give rise to a right of termination, cancelation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable organizational documents of any Company Subsidiary, (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise, permit, license or other binding instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order, injunction, decree, charge, writ, ruling, determination, directive, award or settlement, whether civil, criminal or administrative (“Judgment”) or national, federal, state, local, provincial, municipal, foreign or supranational statute, constitution, law (including common law), ordinance, code, permit, rule, regulation or ruling (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)           No consent, waiver, approval, license, permit, order or other authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any transnational, national, Federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative or regulatory agency or commission or other governmental or quasi-governmental (including self-regulatory) authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any Foreign Merger Control Law, (ii) the filing with the SEC of (A) the Schedule 14D-9 and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required under the rules and regulations of Nasdaq, the French financial markets authority (Autorité des marchés financiers) (the “AMF”) and Euronext Paris in connection with this Agreement, the Offer, the Merger and the other Transactions, (v) subject to Section 6.03, notification and approval of CFIUS under Section 721 of the United States Defense Production Act of 1950 (codified at 50 U.S.C. App. § 2170), and the regulations promulgated thereunder (31 C.F.R. Part 800) (the “Exon-Florio Amendment”), (vi) subject to Section 6.03, compliance with and filings under any FOCI Requirements and (vii) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.06.   SEC Documents; Undisclosed Liabilities.  (a)  The Company has filed all reports, schedules, forms, statements and other documents required to be filed pursuant to Sections 13(a) and 15(d) of the Exchange Act by the Company with the SEC since January 1, 2012 (the “Company SEC Documents”).    None of the Company Subsidiaries is, or at any time since January 1, 2012, has been, required to file any reports, schedules, forms, statements or other documents with the SEC.

(b)           As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”)) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and/or the Sarbanes-Oxley Act of 2002, as amended, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes Oxley Act.  As of the date hereof, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(c)           The audited annual consolidated financial statements and the unaudited quarterly consolidated financial statements (including, in each case, the notes thereto) of the Company included in the Company SEC Documents when filed (i) complied in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).  The books and records of the Company and the Company Subsidiaries have been maintained in all material respects in accordance with GAAP to the extent required thereby.  PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(d)           Except as reflected or reserved against in the audited consolidated balance sheet of the Company, as of December 31, 2013, or the notes thereto, included in the Company SEC Documents as of the date hereof (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of the Company Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the Transactions and (iv) liabilities or obligations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(e)           Neither the Company nor any of the Company Subsidiaries is a party to, nor does it have any commitment to become a party to, any material joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or one of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any material “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(f)           The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required by the Exchange Act with respect to such reports.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, for the year ended December 31, 2013, and such assessment concluded that such controls were effective.  The Company has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the Company Board (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (i) and (ii) above has been disclosed by the Company to Parent prior to the date hereof.

SECTION 3.07.   Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Schedule 14D-9 will, at the time such document is filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

SECTION 3.08.   Absence of Certain Changes or Events.  (a)  Since December 31, 2013, there has not been any change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        From June 30, 2014, to the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course in substantially the same manner as previously conducted, and during such period neither the Company nor any Company Subsidiary has undertaken or effected, or authorized or agreed to undertake or effect, any action that, if taken or effected after the date of this Agreement, would require Parent’s consent pursuant to Section 5.01(a), (d), (e), (g), (h), (i), (j), (k), (m), (n) or (p).

SECTION 3.09.   Taxes.  (a)  The Company and each Company Subsidiary has (i) timely filed, or caused to be filed, taking into account any extensions of time within which to file, all material Tax Returns required to have been filed and such Tax Returns are true, complete and correct in all material respects, and (ii) paid, or caused to be paid, all material Taxes required to have been paid by it or that it is obligated to withhold from amounts owing to any employee, creditor, stockholders or third party other than Taxes that are not yet due or that are being contested in good faith through appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP.

(b)           No deficiency for any material Tax has been asserted or assessed by a taxing authority in writing against the Company or any Company Subsidiary which deficiency has not been paid, settled or withdrawn or is not being contested in good faith through appropriate Proceedings and for which an adequate reserve has been established in accordance with GAAP in the Filed Company SEC Documents.

(c)           There is no claim, audit, action, suit, proceeding, examination, refund litigation, proposed adjustment or matter in controversy now pending or threatened in writing with respect to any material Taxes or material Tax Return of the Company or any Company Subsidiary.

(d)           The Tax Returns of the Company and the Company Subsidiaries have been examined through the Tax year ending 2007, and there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency.

(e)           Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between or among the Company and wholly owned Company Subsidiaries or (ii) with third parties made in the ordinary course of business and which do not relate primarily to Taxes).

(f)            Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent or (ii) has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(g)           Within the past two years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(h)           Neither the Company nor any Company Subsidiary has been a party to or participated in a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state, local or foreign Law).

(i)            The charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries reflected on the financial statements included in the Company SEC Documents are adequate, in accordance with GAAP, to cover Taxes payable by the Company and the Company Subsidiaries through the date of such financial statements.

(j)            Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income following the Merger Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Merger Closing Date, (ii) installment sale or open transaction disposition or intercompany transaction made or existing on or before the Merger Closing Date, (iii) prepaid amount received on or prior to the Merger Closing Date, except those arising in the ordinary course of business or (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or before the Merger Closing Date.

(k)           For purposes of this Agreement:

(i)            “Tax Return” means all Tax returns, declarations, statements, reports, filings, schedules, forms and information returns with respect to or relating to Taxes and any amendments thereto.

(ii)           “Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 3.10.   Labor Relations.  There are no collective bargaining, works council or other labor union agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound.  None of the employees of the Company or any Company Subsidiary is represented by any union or works council with respect to his employment by the Company or any such Company Subsidiary.  To the knowledge of the Company, since January 1, 2013, neither the Company nor any of the Company Subsidiaries has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or a Company Subsidiary.  There is no unfair labor practice charge or complaint or other Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary is in compliance with all applicable Laws in respect of labor, employment, fair employment practices, terms and conditions of  employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

SECTION 3.11.   Employee Benefits.  (a)  Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan and material Company Benefit Agreement.

(b)           With respect to each material Company Benefit Plan and material Company Benefit Agreement, the Company has made available to Parent true and complete copies of (i) such material Company Benefit Plan or material Company Benefit Agreement, including any amendment thereto and written interpretations thereof (or, in either case, with respect to any unwritten material Company Benefit Plan or material Company Benefit Agreement, a written description thereof), other than any Company Benefit Plan or Company Benefit Agreement that the Company or any Company Subsidiary is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy (in which case such Company Benefit Plan or Company Benefit Agreement will be made available to Parent as soon as permitted under applicable Law), (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description thereof, (iv) the most recent annual report under Form 5500 (including applicable schedules and attachments thereto) required to be filed with the Internal Revenue Service, (v) the most recent Internal Revenue Service determination, advisory or opinion letter and (vi) all material correspondence with a Governmental Entity concerning such material Company Benefit Plan or material Company Benefit Agreement.

(c)           Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and Company Benefit Agreement has been administered in accordance with its terms and is in compliance with ERISA (to the extent applicable), the Code and all other applicable Laws, (ii) there are no pending or, to the knowledge of the Company, threatened proceedings against any Company Benefit Plan or Company Benefit Agreement or any fiduciary thereof,  or the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Agreement, (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any Company Subsidiary to any Company Benefit Plan have been made on or before their applicable due dates and (iv) no Company Benefit Plan or Company Benefit Agreement is under audit or is the subject of an audit, investigation or other administrative proceeding by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity, nor is any such audit, investigation or other administrative proceeding, to the knowledge of the Company, threatened.

(d)           Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e)           None of the Company, any of the Company Subsidiaries or any Commonly Controlled Entity sponsors, maintains or contributes to, or has in the past six years sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, (i) any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is or was otherwise a defined benefit plan or (ii) any “multiemployer plan” (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (a “Multiemployer Plan”) or any plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4043 of ERISA.

(f)            Neither the Company nor any Company Subsidiary has any material liability in respect of post-employment health, medical or life insurance benefits for retired, former or current employees of the Company or any Company Subsidiary other than for continuation coverage required under Section 4980B(f) of the Code or any applicable state or foreign Laws.

(g)           Neither the execution and delivery of this Agreement nor the consummation of the Offer, the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer or other employee of the Company or any Company Subsidiary to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) result in any violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan or Company Benefit Agreement or (iv) result in any payment that would not be deductible by the Company for federal income Tax purposes by reason of Section 280G of the Code.  No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of the Company Subsidiaries as a result of the imposition of an excise Tax under Section 4999 or Section 409A of the Code.  With respect to each “disqualified individual” of the Company (as such term is defined in Treasury Regulation Section 1.280G-1), the Company has furnished a schedule that sets forth (A) the Company’s reasonable, good faith estimate of all payments or benefits that could be provided to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual.

(h)           Each Company Benefit Plan and Company Benefit Agreement that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), to the knowledge of the Company, has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such Company Benefit Plan or Company Benefit Agreement in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.  Each Company Stock Option has been granted with an exercise price at least equal to the fair market value, as determined under Section 409A of the Code, of a share of Company Common Stock on the applicable date of grant.

(i)            Section 3.11(f) of the Company Disclosure Letter sets forth a true and complete list of all Company Stock Options, Company Restricted Stock Units and Company Performance Restricted Stock Units outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject thereto (with respect to Company Performance Restricted Stock Units, on the basis of attainment of applicable performance goals at maximum performance level), (iii) the grant date thereof, (iv) the vesting schedule thereof, (v) the exercise price thereof, to the extent applicable, and (vi) the expiration date thereof, to the extent applicable.  With respect to each grant of Company Stock Options, Company Restricted Stock Units and Company Performance Restricted Stock Units, each such grant was (A) made in accordance with the terms of the applicable Company Benefit Plan, the Exchange Act and all other applicable Laws, and the rules and regulations of Nasdaq and (B) properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(j)            For purposes of this Agreement:

(i)            “Commonly Controlled Entity” means any Person that, together with the Company, is treated as a single employer under Section 414 of the Code.

(ii)           “Company Benefit Agreement” means each employment, consulting, indemnification, bonus, incentive, deferred compensation, equity or equity-based compensation, severance, change in control, retention or termination agreement, arrangement or Contract (A) between the Company or any Company Subsidiary, on the one hand, and any current or former director, officer, employee or other individual service provider of the Company or any Company Subsidiary, on the other hand or (B) with respect to which the Company or any Company Subsidiary has any present or potential future liability with respect to any current or former director, officer, employee or other individual service provider of the Company or any Company Subsidiary (but excluding any Company Benefit Plans).

(iii)          “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA and each other bonus, pension, profit sharing, retirement, deferred compensation, incentive compensation, equity-based compensation, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit, post-employment or retirement or other compensatory or employee benefit plan, policy, program, arrangement or understanding, in each case (A) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, any Company Subsidiary or any Commonly Controlled Entity for the benefit of any current or former director, officer, employee or other individual service provider of the Company or any Company Subsidiary or (B) with respect to which the Company or any Company Subsidiary would reasonably be expected to have any liability, other than (A) any Multiemployer Plan or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

SECTION 3.12.   Title to Properties.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries (a) have good and marketable title to, or valid leasehold interests in, all their respective properties and assets reflected in the Company Balance Sheet (other than properties or assets that have been sold or disposed of, or for which a valid leasehold interest has expired and not been renewed, in each case in the ordinary course of business) or acquired or leased after the date thereof, in each case free and clear of all Liens, except (i) Liens for Taxes that are not due and payable, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or in the ordinary course of business to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, and (v) Liens (other than Liens securing indebtedness for borrowed money or guarantees thereof), defects or irregularities in title, easements, rights-of-way, covenants and restrictions that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted (collectively, “Permitted Liens”) and (b) have complied with the terms of all leases to which they are parties and under which they are in occupancy that are reflected in the Company Balance Sheet (other than leases that expired and were not renewed in the ordinary course of business) or were executed after the date thereof, and all such leases are in full force and effect and are valid and binding obligations of the Company or the Company Subsidiary that is party thereto.

SECTION 3.13.   Contracts.  (a) Except for this Agreement, any Company Benefit Plan or Company Benefit Agreement and except for the Contracts filed by the Company as “material contract” exhibits to the Filed Company SEC Documents pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i)            each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)           each Contract to which the Company or any Company Subsidiary is a party that (A) restricts in any material respect the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” or other preferential basis, in each case with respect to pricing, with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii)          each Contract under which the Company or any Company Subsidiary licenses or sublicenses Intellectual Property from or to any third party (other than off-the-shelf, commercially available and/or “shrink-wrap” agreements entered into in the ordinary course of business), except for non-exclusive licenses from third parties or to customers in the ordinary course of business;

(iv)          each Contract to which the Company or any Company Subsidiary is a party that provides for annual payments or receipts in excess of $5,000,000;

(v)           each Contract to which the Company or any Company Subsidiary is a party relating to indebtedness for borrowed money or any financial guaranty, in each case with respect to a principal amount in excess of $1,000,000;

(vi)          each Contract with or binding upon the Company or any of the Company Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(vii)         each partnership or joint venture agreement to which the Company or any Company Subsidiary is a party that relates to the formation, creation, operation, management or control of any partnership or joint venture;

(viii)        each Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or the Company Subsidiaries;

(ix)           each Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and with any material outstanding purchase price adjustment, “earn-out”, indemnification, payment or similar obligations on the part of the Company or any Company Subsidiary as of the date of this Agreement;

(x)            each Contract expressly limiting or restricting the ability of the Company or any of the Company Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of the Company Subsidiaries or (C) to grant Liens on the property of the Company or any of the Company Subsidiaries;

(xi)           each material settlement agreement to which the Company or any Company Subsidiary is a party, other than releases immaterial in nature or amount entered into in the ordinary course of business with the former employees of the Company or the Company Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment;

(xii)          each material Government Contract that has an associated DD-Form 254, DOE Form 470.1 or any other U.S. government contract security classification specification; and

(xiii)         each Contract which, upon the execution or delivery of this Agreement or the consummation of the Transactions may result in any payment (whether of severance pay or otherwise) becoming due from the Company, Parent or any of their respective Subsidiaries to any officer or employee thereof.

Each such Contract described in clauses (i) through (xiii) above is referred to herein as a “Specified Contract”.

(b)           Each of the Specified Contracts is valid, binding and enforceable on the Company or a Company Subsidiary, as the case may be, and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  There is no default under any Specified Contract by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  There are no disputes pending or, to the Company’s knowledge, threatened with respect to any of the Specified Contracts and neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any other party to any Specified Contract to terminate for default, convenience or otherwise any Specified Contract, nor, to the Company’s knowledge, is any such party threatening to do so, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.14.   Government Contracts.  Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole:

(a)           Since January 1, 2011, with respect to each Contract between the Company or any of the Company Subsidiaries on the one hand, and (i) any Governmental Entity or (ii) any prime contractor to a Governmental Entity in its capacity as a prime contractor, on the other hand (a “Government Contract”):  (A) the Company or the Company Subsidiary, as applicable, has complied with all terms and conditions of such Government Contract; (B) the Company or the Company Subsidiary, as applicable, has complied with all requirements of applicable Law pertaining to such Government Contract; (C) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were current, accurate and complete as of their effective date, and the Company or the Company Subsidiary, as applicable, complied with all such representations and certifications; and (D) no termination for default or cure notice or show cause notice under the Federal Acquisition Regulation, or claim or request of equitable adjustment, pertaining to a Government Contract has been issued in writing to the Company or any of the Company Subsidiaries and, to the knowledge of the Company, remains unresolved.  The execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of notice, consent, termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Government Contract.

(b)           Since January 1, 2011, the Company and the Company Subsidiaries have not received any notice in writing from a Governmental Entity threatening, and are not parties to, any litigation pertaining to a Government Contract that would reasonably be expected to give rise to, liability under the False Claims Act, 31 U.S.C. §§ 3729-3733, as amended, or the Truth in Negotiations Act, as amended.  Since January 1, 2011, there has not been, to the knowledge of the Company, any non-routine audit, inspection, survey or examination of records by a Governmental Entity of the Company or any of its Subsidiaries with respect to any irregularity, misstatement or omission arising under or relating to any of its Government Contracts or offers made by the Company or any of its Subsidiaries which, if accepted, would result in a Government Contract (each, a “Government Bid”), nor has the Company or any of its Subsidiaries received notice of any such non-routine audit, inspection, survey, examination of records or investigation that is reasonably likely to result in a liability to the Company or any of the Company Subsidiaries.

(c)           With respect to any Government Contract under which final payment was received by the Company or any of its Subsidiaries within the past three years, the Company does not have credible evidence that a Principal, Employee, Agent or Subcontractor (as such terms are defined by Federal Acquisition Regulation 52.203-13(a)) of the Company or any of the Company Subsidiaries has committed a violation of federal criminal Law involving fraud, conflict of interest, bribery, or gratuity violations found in Title 18 of the United States Code or a violation of the civil False Claims Act.

(d)           Since January 1, 2011, neither the Company nor any of the Company Subsidiaries nor, to the knowledge of the Company,  any of their respective officers, directors or employees, (i) has been or is under indictment, or civil, administrative or criminal investigation by a Governmental Entity involving a Government Contract or Government Bid, including any allegations of defective performance or work product, mischarging, factual misstatement, failure to act or other omission or alleged irregularity, or (ii) has entered into any consent order or administrative agreement relating to any Government Contract or Government Bid.  None of the Company, any of the Company Subsidiaries nor any of their respective directors or officers is, or has been since January 1, 2012, formally suspended or debarred or, to the knowledge of the Company, formally proposed for suspension or debarment by a U.S. Governmental Entity from participation in the award of contracts with any U.S. Governmental Entity or has been declared ineligible for contracting with any U.S. Governmental Entity.

(e)           The Company and the Company Subsidiaries are in compliance with all applicable national security obligations and security measures required by their Government Contracts or applicable Law and there are no facts or circumstances that would, or would be reasonably likely to, result in the suspension or termination of government security clearances or that would be reasonably likely to render the Company or any of the Company Subsidiaries ineligible for such security clearances in the future.

SECTION 3.15.   Litigation.  There is no claim, suit, action, investigation, arbitration, proceeding, inquiry, review subpoena or civil investigative demand (each, a “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties, that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, and, to the knowledge of the Company, there are no existing facts or circumstances relating to the Company or any Company Subsidiaries or any of their respective properties that would reasonably be expected to give rise to any Proceeding that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.16.   Compliance with Laws.  (a)  Each of the Company and the Company Subsidiaries is and, since January 1, 2012, has been in compliance with all Judgments and Laws applicable to its business or operations, except for instances of noncompliance that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  Since January 1, 2012, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Company’s knowledge, oral notice from any Governmental Entity regarding any failure to comply with any Law, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)           Each of the Company and the Company Subsidiaries has and since, January 1, 2012, has had in effect all approvals, authorizations, certificates, registrations, licenses, exemptions, permits, franchises, clearances, permissions, qualifications, registrations, orders and consents of Governmental Entities (collectively, “Authorizations”), have filed all tariffs, reports, notices and other documents with all Governmental Entities, and have paid all fees and assessments due and payable in connection therewith, necessary for it to own, lease and operate its properties and assets and conduct its business as presently conducted, all such Authorizations are in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof, the Company and its Subsidiaries are in compliance with the terms and requirements of all such Authorizations and, to the Company’s knowledge, no suspension or cancellation of any such Authorizations is threatened, except, in each case, as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(c)           None of the Company or any of the Company Subsidiaries, or to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of the Company Subsidiaries has, directly or indirectly, engaged in any activity (i) in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Anti-Kickback Act of 1986, as amended, any applicable Law enacted in connection with, or arising under, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and any other applicable Law that relates to bribery or corruption or (ii) in violation in any material respect of any foreign or domestic export, import, re-export, anti-boycott, embargo or similar Law in any jurisdiction in which the Company or the Company Subsidiaries have operated or currently operate, and since January 1, 2012, neither the Company nor any of the Company Subsidiaries has (A) received any written communication from any Governmental Entity or any third person alleging any such violation or (B) made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission or other potential violation of liability arising under or relating to any such Law. None of the Company or any of the Company Subsidiaries, or to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of the Company Subsidiaries is currently the subject of any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.  The Company and its affiliates had developed and implemented a FCPA compliance program which includes corporate policies and procedures designed to ensure compliance with the FCPA and any other applicable foreign or domestic anticorruption, antibribery, export, import, re-export, anti-boycott, embargo or similar Laws.

(d)           Since January 1, 2012, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding any accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary, and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

(e)           This Section 3.16 does not relate to environmental matters, which are the subject of Section 3.17, or employee benefit matters, which are the subject of Section 3.11.

SECTION 3.17.   Environmental Matters.  (a)  Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) each of the Company and the Company Subsidiaries is and, since January 1, 2012, has been in compliance with all Environmental Laws, (ii) each of the Company and the Company Subsidiaries possesses and is in compliance with and, since January 1, 2012, has possessed and been in compliance with all Authorizations required under Environmental Laws for it to conduct its business as presently conducted, (iii) since January 1, 2012, none of the Company or the Company Subsidiaries has received any written notice alleging that the Company or any Company Subsidiary is in violation of any Environmental Law, (iv) there have been no Releases at any location of Hazardous Materials by the Company or any of the Company Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of the Company Subsidiaries or, on behalf of the Company or any Company Subsidiaries, their contractors or third-party operators, in each case, that would reasonably be expected to give rise to any liability or obligation of the Company or the Company Subsidiaries under any Environmental Law, and to the Company’s knowledge, no Hazardous Materials are present at, on, in or under any property currently or formerly owned or leased by the Company or the Company Subsidiaries at levels or concentrations that would reasonably be expected to result any liability or obligation of the Company or the Company Subsidiaries under any Environmental Laws and (v) none of the Company or the Company Subsidiaries is subject to any Judgment or any indemnity obligation that would reasonably be expected to result in any liability or obligation of the Company or the Company Subsidiaries under applicable Environmental Laws or concerning Releases of Hazardous Materials.

(b)           For purposes of this Agreement, (i) “Environmental Law” means any applicable Law or Judgment promulgated by any Governmental Entity with respect to pollution or the protection of the environment, natural resources or endangered or threatened species, (ii) “Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or hazardous solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent and (iii) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching into, or the migration through, the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property.

SECTION 3.18.   Intellectual Property.  (a)  As of the date of this Agreement, the Company and the Company Subsidiaries own, are validly licensed or otherwise have the valid right to use all material Intellectual Property necessary or used to conduct the business of the Company and the Company Subsidiaries as presently conducted (excluding off-the-shelf, commercially available and/or “shrink-wrap” software programs, the “Company Intellectual Property”).

(b)           Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all registered Company Intellectual Property (the “Company Registered Intellectual Property”).  The Company Registered Intellectual Property is in effect and subsisting and valid and enforceable.

(c)           To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as presently conducted does not infringe upon, violate or misappropriate any Intellectual Property of any third party.  Neither the Company nor any of the Company Subsidiaries has received any written claim or notice (including any “cease and desist” letters and invitations to license) from any Person since January 1, 2012, and there is no claim pending, alleging any such infringement, violation or misappropriation, except for infringements, violations or misappropriations that would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

(d)           Each of the Company and the Company Subsidiaries has taken commercially reasonable steps to protect and maintain the confidentiality of the material Trade Secrets included in the Company Intellectual Property.  Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of third party confidential information provided to the Company or any Company Subsidiary that the Company or such Company Subsidiary is obligated to maintain in confidence.  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and the Company Subsidiaries comply with all legal requirements, to the extent applicable, relating to privacy, data protection, and the collection, retention, protection and use of personal information collected, used, or held for use by the Company and the Company Subsidiaries.  There are no claims pending or, to the knowledge of the Company, threatened in writing, and since January 1, 2012, there have been no claims against the Company or the Company Subsidiaries alleging a violation of privacy or data protection legal requirements or a violation of any third person’s privacy rights, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

(e)           To the knowledge of the Company, no third party is infringing upon, violating or misappropriating any of the Company Intellectual Property, except for such infringements, violations or misappropriations that would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole.

(f)           Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have implemented commercially reasonable measures to protect the integrity and security of the Company’s and the Company Subsidiaries’ IT Assets (and any material Trade Secrets stored or contained therein) and commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures.  Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole, the material IT Assets used by the Company and the Company Subsidiaries perform in a manner that permits the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted.

(g)           Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and the Company Subsidiaries, taken as a whole, (i) no Software subject to an “open source” or similar license has been distributed or licensed by the Company or the Company Subsidiaries in a manner that requires the licensing or provision of Company Source Code to third parties; (ii) no current or contingent rights have been granted to any Person other than the Company or the Company Subsidiaries to access or possess any Company Source Code, other than any such rights granted to (x) customers in the ordinary course of business with respect to source code included in customer deliverables or services, and (y) service providers in connection with the data backup, data storage, system redundancy and disaster avoidance and recovery procedures of the Company and the Company Subsidiaries. For purposes of this Section 3.18(g), “Company Source Code” means source code to any material Software owned by the Company or the Company Subsidiaries and included in the Company Intellectual Property.

(h)           For purposes of this Agreement, (i) “Intellectual Property” means all intellectual property rights existing anywhere in the world associated with all (A) patents (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, covered business method reviews, substitutions and extensions thereof) and patent applications, (B) trademarks, trade names, trade dress, business names, service marks, corporate names, logos and any applications and registrations therefor, including any and all goodwill associated therewith, (C) copyrights and registrations and applications therefor, works of authorship, and moral rights associated therewith (to the extent allowable by law), (D) Internet domain names, including top level domain names and global top level domain names, (E) Trade Secrets, (F) Software and (G) Technology; (ii) “Trade Secrets” means trade secrets, know-how, and other proprietary or confidential information; (iii) “Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, associated databases and compilations; (iv) “Technology” means any designs, formulas, algorithms, procedures, techniques, ideas, know-how, databases and data collections, Internet websites and web content, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, and other similar materials; and (v) “IT Assets” means hardware, Software, networks and related infrastructure and equipment.

SECTION 3.19.   Insurance.  The Company and the Company Subsidiaries maintain insurance in such amounts and against such risks in all material respects as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate in all material respects.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (i) all insurance policies of the Company and the Company Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, and all premiums and other payments due on such policies have been paid by the Company or the Company Subsidiaries and all claims thereunder have been filed in due and timely fashion, (ii) neither the Company nor any of the Company Subsidiaries is in breach or default under any such insurance policy and (iii) no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals, and, to the knowledge of the Company, there is no (A) threatened termination of, or threatened premium increase with respect to, any such insurance policy, other than increases in connection with the Company’s annual renewal process or as a result of claims made under any such insurance policy in the ordinary course of business, or (B) claim pending regarding the Company or any of the Company Subsidiaries under any such insurance policy as to which coverage has been denied or disputed by the underwriters of such policy.

SECTION 3.20.   Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person, other than Blackstone Advisory Partners L.P. and Goldman, Sachs & Co., the fees and expenses of each of which will be paid by the Company (and are fully set forth on Section 3.20 of the Company Disclosure Letter), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of the Company or any of its affiliates.

SECTION 3.21.   Opinions of Financial Advisors.  The Company has received an opinion of each of Blackstone Advisory Partners L.P. and Goldman, Sachs & Co., each dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, $25.00 per share of Company Common Stock to be paid to (or to be received by, in the case of the opinion of Blackstone Advisory Partners L.P.) the holders of Company Common Stock (other than Parent and its affiliates, in the case of the opinion of Goldman, Sachs & Co.) pursuant to this Agreement is fair to such holders from a financial point of view.  A signed copy of each such opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

SECTION 3.22.   Clients.  Section 3.22 of the Company Disclosure Letter sets forth a true, correct and complete list of (a) the top twenty customers or clients of the Company and the Company Subsidiaries for the last twelve months ended September 30, 2014, determined on the basis of the aggregate dollar amount of revenue or sales (the “Top Customers”).  Since January 1, 2013, (i) there has been no termination of, or material adverse change in, the business relationship of the Company or the Company Subsidiaries with any of the Top Customers (other than termination due to project completion) and (ii) none of the Top Customers has notified the Company or any of the Company Subsidiaries that it intends to terminate or materially adversely change its business relationship with the Company or the Company Subsidiaries.

SECTION 3.23.   Affiliate Transactions.  Except for (a) employment-related Contracts filed or incorporated by reference as an exhibit to the Company SEC Documents or (b) Company Benefit Plans, Section 3.23 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts or binding arrangements that are in existence as of the date of this Agreement between the Company or any of the Company Subsidiaries, on the one hand, and, on the other hand, any (i) present executive officer or director of either the Company or any of the Company Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such officer’s or director’s immediate family members or any trusts with respect to which such officer or director or any of such officer’s or director’s immediate family members, is a beneficiary or serves as a trustee or (ii) record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date hereof or (iii) to the knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any Company Subsidiary).

SECTION 3.24.   Rule 14d-10 Matters.  All amounts payable to holders of shares of Company Common Stock and other equity interests of the Company (“Covered Securityholders”) pursuant to the Company Benefit Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of shares of Company Common Stock tendered or to be tendered into the Offer by the applicable Covered Securityholder.  The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable Nasdaq rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (A) each Company Stock Plan and (B) the treatment of the Company Options and Restricted Stock Units in accordance with the terms set forth herein, the applicable Company Stock Plan and any applicable Company Benefit Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01.   Organization, Standing and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate or equivalent power and authority to conduct its businesses as presently conducted.

SECTION 4.02.   Merger Sub.  (a)  Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)           The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are issued and outstanding. All such outstanding shares are, and all such shares that may be issued prior to the Effective Time will be when issued, validly issued, fully paid and nonassessable and owned, directly or indirectly, by Parent free and clear of any Lien.

SECTION 4.03.   Authority; Execution and Delivery; Enforceability.  Each of Parent and Merger Sub has all requisite corporate or equivalent power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned subsidiary of Parent), as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement).  The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate or equivalent action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent (or another wholly owned subsidiary of Parent), as sole stockholder of Merger Sub.  Neither the approval or adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent.  Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

SECTION 4.04.   No Conflicts; Consents.  (a)  The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, result in any loss, or suspension, limitation or impairment of any right of Parent or any of its subsidiaries to own or use any assets required for the conduct of their respective businesses, or, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation, first offer, first refusal, modification or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its subsidiaries under, any provision of (i) the organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent or any of its subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)           No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any Foreign Merger Control Law, (ii) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iv) such filings as may be required under the rules and regulations of Nasdaq, the AMF and Euronext Paris in connection with this Agreement, the Offer, the Merger and the other Transactions, (v) subject to Section 6.03, notification and approval of CFIUS under the Exon-Florio Amendment, (vi) any FOCI Requirements and (vii) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.05.   Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Offer Documents will, at the time such documents are filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

SECTION 4.06.   Litigation.  There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.07.   Ownership of Company Common Stock.  Prior to and as of the date of this Agreement, neither Parent nor Merger Sub has taken, or authorized or permitted any officers, directors, employees, agents, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) of Parent or Merger Sub to take, any action that would cause either Parent or Merger Sub to be deemed an “interested stockholder” within the meaning of Section 203 of the DGCL.  Neither Parent nor Merger Sub nor any of their affiliates or associates (as defined in Section 203 of the DGCL) owns (within the meaning of Section 203 of the DGCL) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

SECTION 4.08.   Certain Business Relationships.  To the knowledge of Parent, neither Parent nor any of its subsidiaries is a party to any Contract with any director or executive officer of the Company or any Company Subsidiary.

SECTION 4.09.   Available Funds.  As of the expiration of the Offer and the Effective Time, Parent and Merger Sub will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Offer and the Merger, as the case may be, to pay all fees and expenses in connection therewith, to make payments pursuant to Section 6.04 and to perform their respective obligations under this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.   Conduct of Business of the Company.  Except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly contemplated, expressly permitted or expressly required by this Agreement or required by applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably witheld, delayed or conditioned), from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve its present organization, assets, employees and relationships with customers, suppliers, licensors, licensees and others having material business dealings with it.  In addition, except for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise expressly contemplated, expressly permitted or expressly required by this Agreement or required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except for (A) acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of Company Stock Options, in each case in accordance with their terms, (B) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Stock Options, Company Restricted Stock Units, Company Performance Restricted Stock Units, other awards granted pursuant to the Company Stock Plans, in each case in accordance with their terms, and (C) the acquisition by the Company of Company Stock Options, Company Restricted Stock Units or other awards granted pursuant to the Company Stock Plans and Company Performance Restricted Stock Units in connection with the forfeiture of such awards, in each case in accordance with their terms;

(b)           issue, grant, deliver or sell, or enter into any Contract to sell or voting agreement with respect to any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units, equity awards denominated in shares of the Company’s capital stock (including any Company Stock Options, Company Restricted Stock Units, or Company Performance Restricted Stock Units) or other rights to acquire such shares, any Voting Company Debt or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company Restricted Stock Units or Company Performance Restricted Stock Units which are outstanding as of the date of this Agreement, in each case in accordance with their terms;

(c)           amend its certificate of incorporation, by-laws or other comparable organizational documents, except, in the case of Company Subsidiaries for amendments that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, or materially impede or delay the consummation of the Transactions;

(d)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

(e)           acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets or properties (except to the extent otherwise expressly permitted under this Article V), business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than any wholly-owned Company Subsidiary, or acquisitions of inventory in the ordinary course of business consistent with past practice), if the aggregate amount of consideration paid or transferred by the Company and the Company Subsidiaries would exceed $5,000,000;

(f)            except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement or other written Contract, in each case, in effect on the date of this Agreement, (A) adopt, enter into, establish, terminate, materially amend or modify any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement, (B) grant to any current or former employee, director, executive officer or other individual service provider of the Company or any Company Subsidiary any material increase in compensation, (C) grant to any current or former employee, director, executive officer or other individual service provider of the Company or any Company Subsidiary any increase in severance or termination pay, (D) enter into any employment, consulting, severance or termination agreement with any employee, director, executive officer or other service provider of the Company or any Company Subsidiary or (E) take any action to accelerate any rights or benefits under any Company Benefit Plan or Company Benefit Agreement; provided that neither Section 5.01(b) nor the foregoing clauses of this Section 5.01(f) shall restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to employees, in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including cash incentive grants), such plans, agreements, benefits and arrangements to have terms and amounts consistent with ordinary course past practice;

(g)           make any change in accounting methods, principles or practices affecting the reported consolidated assets, liabilities or results of operations of the Company, except as may be required (i) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by Law, including Regulation S-X under the Securities Act;

(h)           sell, lease (as lessor), license or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets, except (i) sales, leases, licenses or other dispositions (A) of inventory in the ordinary course of business, (B) of immaterial Intellectual Property in the ordinary course of business consistent with past practice (including by permitting the rights with respect thereto to lapse), or (C) of properties or assets having a value no greater than $5,000,000 individually or $7,500,000 in the aggregate or (ii) abandonments of patent applications in the ordinary course of prosecution, where a continuation, continuation-in-part, request for continued examination or divisional application (or foreign equivalent of any of the foregoing) is filed;

(i)            (i) incur, redeem, repurchase, prepay, defease, guarantee, assume or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money (except for short-term borrowings not in excess of $1,000,000 aggregate principal amount outstanding at any one time incurred in the ordinary course of business), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in (including by purchase of stock or securities of any Person), any other Person, other than to or in (A) the Company or any Company Subsidiary or (B) any acquisition not in violation of clause (e) above, and other than extensions of trade credit and advances of expenses to employees, in each case in the ordinary course of business consistent with past practice;

(j)            other than in accordance with the Company’s capital expenditure budget made available to Parent prior to the date of this Agreement, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $1,000,000 (it being understood that this clause (j) shall not limit any action permitted to be taken under clause (e) of this Section 5.01);

(k)           except as required by Law, make, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any comparable provision of state, local or foreign Law), request any material Tax ruling, or settle or compromise any material Tax liability or refund;

(l)            except as is in the ordinary course of business, enter into, or modify, amend, waive any material right under, in each case in a manner that is materially adverse to the Company, or terminate, any Specified Contract or any Contract that, if existing on the date hereof, would have been a Specified Contract;

(m)          commence, settle or compromise any Proceeding, except for settlements or compromises that (i) involve monetary remedies with a value not in excess of $1,000,000, with respect to any Proceeding, or $2,000,000, in the aggregate and (ii) do not impose any material restriction on the businesses of the Company or any of the Company Subsidiaries; provided that the commencement, settlement or compromise of any Proceeding relating to Taxes shall be governed by Section 5.01(k) instead of this Section 5.01(m) and any payments made in respect thereof shall not be taken into account for purposes of determining compliance with the stated caps under clause (i) of this paragraph (m);

(n)           enter into any new line of business not meaningfully related to the business of the Company or any of the Company Subsidiaries as of the date hereof (and, for the avoidance of doubt, provided that any action permitted by this paragraph (m) remains subject to Section 5.02);

(o)           amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Authorizations of the Company or any of the Company Subsidiaries;

(p)           cancel or permit to lapse any material Intellectual Property of the Company or any of the Company Subsidiaries; or

(q)           authorize, commit or agree to take any of the foregoing actions.

SECTION 5.02.   No Frustration of Conditions.  The Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action (except pursuant to and in accordance with Section 5.03 or 8.01) that would, or would reasonably be expected to, result in any Offer Condition or any condition to the Merger set forth in Article VII not being satisfied, or that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company, Parent or Merger Sub to perform its covenants and agreements under this Agreement and in accordance therewith, or to consummate the Transactions.

SECTION 5.03.   No Solicitation.  (a)  The Company shall not, and shall cause the Company Subsidiaries and its and their respective directors, officers and employees not to, and shall use reasonable best efforts to cause all of its and their respective other Representatives not to, (A) directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal, or (B) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any Person (other than Parent) any information with respect to or in connection with, or take any other action intended to, or that would reasonably be expected to, facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Takeover Proposal.  Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company set forth in this Section 5.03 by any Company Subsidiary or any director, officer or employee of the Company or any Company Subsidiary (or any other Representative of the Company or any Company Subsidiary that is authorized, instructed, sanctioned or knowingly encouraged or caused to act by the Company or any Company Subsidiary) shall be deemed a breach of this Section 5.03 by the Company.

(b)           The Company shall, and shall cause the Company Subsidiaries and its and their respective directors, officers and employees to, and shall use reasonable best efforts to cause all of its and their respective other Representatives to, immediately (i) cease all discussions and negotiations regarding any inquiry, proposal or offer pending on the date of this Agreement that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person within the last twelve months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.  The Company shall not, and shall cause the Company Subsidiaries not to, release any Person from, or waive, amend or modify any provision of, or grant permission under, (A) any standstill provision in any agreement to which the Company or any of the Company Subsidiaries is a party or (B) any confidentiality provision in any agreement to which the Company or any of the Company Subsidiaries is a party; provided, that this clause (B) shall not prohibit any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not reasonably be expected to, facilitate or encourage a possible Company Takeover Proposal.  Except to the extent otherwise permitted by the proviso in the foregoing sentence, the Company shall, and shall cause the Company Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c)           Notwithstanding anything to the contrary contained in Section 5.03(a) or 5.03(b) or any other provision of this Agreement, at any time prior to the Acceptance Time, (x) the Company may contact the Person making any Company Takeover Proposal solely to refer them to the terms of this Section 5.03 and (y) in response to a bona fide, written Company Takeover Proposal that did not result from a breach of this Section 5.03, and that the Company Board determines, in good faith, after consultation with outside counsel and its financial advisor, constitutes or could reasonably be expected to lead to a Superior Company Proposal and that the failure to take such action would violate the directors’ fiduciary duties under applicable Law (a “Qualifying Company Takeover Proposal”), the Company may (A) furnish information with respect to the Company to the Person making such Qualifying Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such Person, in accordance with the terms of the Confidentiality Agreement, any non-public information with respect to the Company or the Company Subsidiaries furnished to such other Person which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Qualifying Company Takeover Proposal.  The Company shall promptly notify Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 5.03(c).

(d)           The Company shall as promptly as practicable advise Parent in writing of the Company’s or any of the Company Subsidiaries’ or its or their respective Representatives’ receipt of any Company Takeover Proposal or any inquiry with respect to or that would reasonably be expected to lead to any Company Takeover Proposal and the identity of the Person making, and all material terms and conditions (including an unredacted copy or, if such Company Takeover Proposal is not in writing, a written description of such material terms and conditions) of, any such Company Takeover Proposal or inquiry.  The Company shall keep Parent reasonably informed on a reasonably current basis of the status of, and any material developments regarding, any such Company Takeover Proposal or inquiry (including by promptly providing to Parent copies of any written proposals, indications of interest and/or draft agreements relating to such Company Takeover Proposal or inquiry or changes to the material terms thereof).  The Company agrees that it and the Company Subsidiaries will not enter into any agreement with any Person which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.03.

(e)           Neither the Company Board nor any committee thereof shall (i) (A) withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, or resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Company Takeover Proposal, or resolve or agree to take any such action, (C) following the date any Company Takeover Proposal or any material modification thereto is first made public or sent or given to the stockholders of the Company, fail to issue a press release reaffirming the Company Board Recommendation within five business days after a request by Parent to do so (or, if earlier, by the second business day prior to the then-scheduled expiration date of the Offer) or (D) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s  stockholders (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) approve, or authorize, cause or permit the Company or any Company Subsidiary to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.03) (a “Company Acquisition Agreement”), or resolve, agree or publicly propose to take any such action.  Notwithstanding anything to the contrary in the foregoing or any other provision of this Agreement, prior to the Acceptance Time, the Company Board may, subject to compliance with the other provisions of this Section 5.03, (I) make an Adverse Recommendation Change under clause (A) or (D) of the definition thereof in response to an Intervening Event (and not in response to a Company Takeover Proposal), if the Company Board determines, in good faith, after consultation with outside counsel and its financial advisor, that the failure to take such action would violate its fiduciary duties under applicable Law; provided, however, that prior to making such Adverse Recommendation Change, (1) the Company gives Parent at least four business days’ prior written notice of its intention to take such action, specifying, in reasonable detail, the reasons therefor, (2) the Company negotiates, and uses reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would permit the Company Board not to make an Adverse Recommendation Change pursuant to this Section 5.03(e)(I), and (3) upon the end of such notice period, the Company Board shall consider in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and determines, in good faith, after consultation with outside counsel and its financial advisor, that the Company Board’s failure to make an Adverse Recommendation Change under clause (A) or (D) of the definition thereof would continue to violate its fiduciary duties under applicable Law, or (II) if the Company Board receives a Superior Company Proposal that did not result from a breach of this Section 5.03, provided that the Company Board determines, in good faith, after consultation with outside counsel and its financial advisor, that the failure to take such action would violate its fiduciary duties under applicable Law, make an Adverse Recommendation Change, and/or terminate this Agreement in order to enter into a definitive agreement relating to such Superior Company Proposal pursuant to Section 8.01(f) and subject to compliance with Section 8.04(b); provided, however, that prior to so making an Adverse Recommendation Change or terminating this Agreement, (1) the Company gives Parent at least four business days’ prior written notice of its intention to take such action, specifying, in reasonable detail, the reasons therefor, including the material terms and conditions of, and the identity of the Person making, any such Superior Company Proposal and a copy of the Superior Company Proposal and any proposed Company Acquisition Agreements and financing commitments relating thereto, (2) the Company negotiates, and uses reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal, (3) upon the end of such notice period, the Company Board considers in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and determines, in good faith, after consultation with outside counsel and its financial advisor, that the Superior Company Proposal would continue to constitute a Superior Company Proposal even if the revisions proposed by Parent were to be given effect and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Company Proposal, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in clause (1) of this proviso and a new notice period under clause (1) of this proviso shall commence (except that the four business day notice period referred to in clause (1) of this proviso shall instead be equal to the longer of (x) two business days and (y) the period remaining under the notice period under clause (1) of this proviso immediately prior to the delivery of such additional notice under this clause (4)) during which time the Company shall be required to comply with the requirements of this Section 5.03(e)(II) anew with respect to such additional notice, including clauses (1) through (4) of this proviso; provided further, that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(f)            Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would violate its fiduciary duties or applicable Law; provided that any Adverse Recommendation Change will be subject to the terms and conditions of this Agreement (it being understood that (A) any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act and (B) any accurate disclosure of factual information to the Company’s stockholders that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto and contains a statement that the Company Board has not effected an Adverse Recommendation Change, shall not, in and of itself, be deemed to be an Adverse Recommendation Change).

(g)           For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain a standstill.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group relating to, in a single transaction or a series of related transactions, (i) (A) any direct or indirect acquisition, lease or purchase (including capital stock of the Company Subsidiaries) representing 20% or more of the consolidated assets (based on the fair market value thereof), revenues or net income of the Company and Company Subsidiaries, taken as a whole, or (B) any direct or indirect purchase or acquisition (including through the issuance by the Company of) 20% or more of the aggregate voting power of the capital stock of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, securities having such voting power), (ii) any (A) merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company or (B) tender offer, exchange offer or similar transaction involving the Company or any Company Subsidiary, in the case of this clause (B), that, if consummated, would result in any Person (or the shareholders of any Person) owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, or (iii) any combination of the foregoing, other than, in each case, the Transactions.

“Intervening Event” means a material event, fact, circumstance, development or occurrence that (a) was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement and does not relate to a Company Takeover Proposal, which event or circumstance becomes known to or by the Company Board prior to the Acceptance Time or (b) was known to or reasonably foreseeable by the Company Board as of the date of this Agreement, but the consequences of which were not.

“Superior Company Proposal” means any bona fide written Company Takeover Proposal that if consummated would result in a Person (or the shareholders of any Person) owning, directly or indirectly, (i) 75% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 75% or more (based on the fair market value thereof) of the consolidated assets (including capital stock of the Company Subsidiaries) of the Company and Company Subsidiaries, taken as a whole, (A) on terms which the Company Board determines, in good faith, after consultation with outside counsel and its financial advisor, are more favorable to the stockholders of the Company from a financial point of view than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement and (B) that the Company Board determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

ARTICLE VI

Additional Agreements

SECTION 6.01.   Approval of the Merger.  (a)  The Merger shall be governed by Section 251(h) of the DGCL and shall be effected by Parent, Merger Sub and the Company as soon as practicable following the Acceptance Time without a stockholders meeting pursuant to Section 251(h) of the DGCL.

(b)           Immediately following the execution of this Agreement, Parent shall, or shall cause its applicable subsidiary to, as sole stockholder of Merger Sub, adopt this Agreement.

SECTION 6.02.   Access to Information; Confidentiality.  Except if prohibited by any applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and to Parent’s Representatives reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company and the Company Subsidiaries) during the period prior to the Effective Time to all their respective properties, books and records, Contracts and personnel and, during such period, the Company shall, and shall cause each Company Subsidiary to, furnish, as promptly as reasonably practicable, to Parent copies of all correspondence between the Company or any Company Subsidiary and any party to a Contract with regard to any action, consent, approval or waiver that is actually or purportedly required to be taken or obtained with respect to such Contract in connection with the consummation of the Transactions and all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that any reasonable out-of-pocket and documented expenses arising from affording any such access or furnishing any such information shall be paid by Parent.  Notwithstanding the immediately preceding sentence, neither the Company nor any of the Company Subsidiaries shall be required to afford access or furnish information to the extent (a) such information is subject to the terms of a confidentiality agreement with a third party, (b) relating to the applicable portions of the minutes of the meetings of the Company Board (including any presentations or other materials prepared by or for the Company Board) where the Company Board discussed the Transactions or any similar transaction involving the sale of the Company to, or combination of the Company with, any other Person or (c) the Company determines in good faith that affording such access or furnishing such information would jeopardize the attorney-client privilege of the Company or any of the Company Subsidiaries or violate applicable Law; provided, in the case of clauses (a) and (c), that the Company shall use its commercially reasonable efforts to make alternative arrangements to afford such access or furnish such information without breaching such confidentiality agreement, jeopardizing such attorney-client privilege or violating applicable Law, as applicable.  All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality letter agreement dated October 25, 2014, between the Company and Parent (the “Confidentiality Agreement”).  No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

SECTION 6.03.   Reasonable Best Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Offer, the Merger and the other Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and Consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a Proceeding by any Governmental Entity with respect to this Agreement or the Transactions, (ii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  In connection with and without limiting the foregoing, the Company and the Company Board shall, and the Company shall cause the Company Subsidiaries to, (A) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if any state takeover statute or similar statute or regulation becomes or purports to be applicable to any Transaction or this Agreement, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b)           Without limiting the generality of the parties’ obligations under Section 6.03(a) and Section 6.03(c), and in furtherance thereof, Parent and the Company shall, in consultation and cooperation with the other, (i) file, as promptly as practicable (but in no event later than ten business days after the date of this Agreement), with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or any of the other Transactions, (ii) file, as promptly as practicable (but in no event later than ten business days after the date of this Agreement), all filings, notices, applications or similar notifications required under any competition, merger control, antitrust or similar Law of any jurisdiction (other than the HSR Act, collectively, the “Foreign Merger Control Laws”) for the Offer, the Merger or any of the other Transactions, (iii) unless the parties agree otherwise in writing, (A) submit, as promptly as practicable, to the Committee on Foreign Investment in the United States (“CFIUS”) a draft joint voluntary notice under the Exon-Florio Amendment with respect to the Transactions, (B) file, as promptly as practicable, with CFIUS a joint voluntary notice and (C) supply, as promptly as practicable, any additional information and documentary material that may be requested in connection with the CFIUS review process, and (iv) (A) file, as promptly as practicable, all appropriate filings, notices, applications or similar notifications or documents required or advisable in order to obtain such approvals of the U.S. Defense Security Service, U.S. Department of Energy or any other Governmental Entity as may be required for the Company and the Company Subsidiaries to maintain their respective facility security clearances and continue to be in compliance with and perform under the Contracts of the Company and the Company Subsidiaries, in each case after the Effective Time, or under any U.S. national industrial security requirements or Laws or similar foreign investment Laws, requirements or regulations of the United States (other than the filings described in clause (iii), collectively, the “FOCI Requirements”), and (B) supply, as promptly as practicable, any additional information and documentary material that may be required or requested in connection with any review under the FOCI Requirements.  Any such filings shall be in substantial compliance with the requirements of the HSR Act, the applicable Foreign Merger Control Law, the Exon-Florio Amendment or the applicable FOCI Requirements, as applicable.  Each of Parent and the Company shall (w) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, the Clayton Act, as amended (the “Clayton Act”), the Federal Trade Commission Act, as amended (the “FTC Act”) or any Foreign Merger Control Law, the Exon-Florio Amendment or any FOCI Requirements, (x) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other Governmental Entity regarding the Offer, the Merger or any of the other Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (y) unless prohibited by applicable Law or by the applicable Governmental Entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Offer, the Merger or any of the other Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Offer, the Merger or any of the other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement, the Offer, the Merger and the other Transactions, including promptly furnishing the other with copies of notices or other communications received or provided by Parent or the Company, as the case may be, or any of their respective affiliates, from or to any third party and/or Governmental Entity,  and (z) comply with any inquiry or request from the FTC, the DOJ or any other Governmental Entity as promptly as reasonably practicable.  Any such additional information shall be in substantial compliance with the requirements of the HSR Act, the applicable Foreign Merger Control Law, the Exon-Florio Amendment or the applicable FOCI Requirements, as the case may be.  Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material, “ which such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.  Notwithstanding anything to the contrary contained in this Section 6.03, materials provided pursuant to this Section 6.03 may be redacted to remove references concerning the valuation of the Company and the Merger or other confidential information, as necessary to comply with contractual arrangements and as necessary to address reasonable privilege concerns, and to remove personal and confidential information provided in connection with CFIUS and/or FOCI Requirement review.

(c)           Without limiting the generality of the parties’ obligations under Sections 6.03(a) and 6.03(b),  Parent shall, solely to the extent necessary to permit satisfaction of the conditions set forth in Section 7.01(a) (to the extent any such Judgment is in respect of, or any such Law is, the HSR Act, the Clayton Act, the FTC Act or any Foreign Merger Control Law, the Exon-Florio Amendment or a FOCI Requirement) and clauses (b) and (i) of Exhibit A (to the extent any such Judgment is in respect of, or any such Law is, the HSR Act, the Clayton Act, the FTC Act or any Foreign Merger Control Law, the Exon-Florio Amendment or a FOCI Requirement) so as to permit the Acceptance Time to occur prior to the Outside Date, propose, negotiate, commit and agree to the sale, divestiture, license, holding separate (including by proxy agreement), or other disposition of or restriction on the products, assets or businesses of the Company or the Company Subsidiaries, or other mitigation in respect of the products, assets or businesses of the Company or the Company Subsidiaries required by, CFIUS in connection with the Exon-Florio Amendment, by the U.S. Defense Security Service or U.S. Department of Energy or any other Governmental Entity in connection with the FOCI Requirements or by any Governmental Entity in connection with the HSR Act, the Clayton Act, the FTC Act or any Foreign Merger Control Law; provided, that any such sales, divestitures, licenses, holdings separate, dispositions or restrictions or other mitigation become effective only from and after the Acceptance Time. Notwithstanding anything to the contrary, nothing in this Agreement shall require Parent (or permit the Company, without Parent’s prior written consent) to take or agree or commit to take any such action, or agree to any condition or restriction or other mitigation, involving the Company or Parent or their respective subsidiaries, that would be, or would reasonably be expected to be, individually or in the aggregate, material in relation to the businesses of the Company and the Company Subsidiaries, taken as a whole, regardless of whether any such action, condition, restriction or mitigation is in respect of Parent, the Company or their respective subsidiaries (any such action, condition, restriction or mitigation, a “Burdensome Condition”), it being agreed that any sale, divestiture, license, holding separate or other disposition of, or restriction on, or other mitigation action required by, CFIUS, or the U.S. Defense Security Service or U.S. Department of Energy or any other Governmental Entity in connection with the FOCI Requirements, with respect to all or any portion of the products, assets, contracts or businesses of, or capital stock of the subsidiary or subsidiaries of the Company conducting, the Sapient Government Services unit of the Company shall be deemed not to constitute, collectively, in and of themselves, a Burdensome Condition.  Nothing in this Section 6.03 shall require the Company or the Company Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Acceptance Time, or permit the Company or any of the Company Subsidiaries to take or agree to any action or other matter pursuant to this Section 6.03 referred to in this Section 6.03(c) above without Parent’s prior written consent.

SECTION 6.04.   Equity Awards.  (a)  Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take such other actions as may be required to effect the following:

(i)            each Company Stock Option, whether vested or unvested, outstanding immediately prior to the Acceptance Time shall be canceled at the Acceptance Time, with the holder of such Company Stock Option becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Acceptance Time; and

(ii)           each Company Restricted Stock Unit and each Company Performance Restricted Stock Unit outstanding immediately prior to the Acceptance Time shall be canceled at the Acceptance Time, with the holder of such Company Restricted Stock Unit or such Company Performance Restricted Stock Unit becoming entitled, subject to Section 6.04(d), to receive an amount in cash equal to the sum of (A)(1) the Offer Price multiplied by (2) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit or such Company Performance Restricted Stock Unit (as applicable) immediately prior to the Acceptance Time (assuming, in the case of any Company Performance Restricted Stock Unit, that any applicable performance conditions are deemed to be achieved at maximum performance level) and (B) any accrued and unpaid cash dividend equivalents with respect to such Company Restricted Stock Unit or such Company Performance Restricted Stock Unit.

(b)           All amounts payable pursuant to this Section 6.04 shall be subject to any required withholding of Taxes and shall be paid without interest.

(c)           Subject to Section 6.04(b) and to Section 6.04(d), promptly following the Merger Closing, Parent shall, or shall cause the Surviving Corporation to, pay through its payroll systems all amounts payable pursuant to Section 6.04(a) to the former holders of Company Stock Options, Company Restricted Stock Units, Company Performance Restricted Stock Units, as applicable; provided, however, that, to the extent any such amounts relate to a Company Stock Option, Company Restricted Stock Unit or Company Performance Restricted Stock Unit that constitutes nonqualified deferred compensation subject to Section 409A of the Code, such amounts shall be paid at the earliest time permitted under the terms of the applicable agreement or Company Stock Plan relating to such Company Stock Option, Company Restricted Stock Unit or Company Performance Restricted Stock Unit that will not trigger a tax or penalty under Section 409A of the Code.

(d)           Notwithstanding the foregoing provisions of this Section 6.04, the provisions of Section 6.04(a)(ii) shall apply to Company Restricted Stock Units and Company Performance Restricted Stock Units held by an individual listed on Section 6.04(d)(i) of the Company Disclosure Letter (each, a “Specified Executive”) only if the applicable Specified Executive executes, no later than 45 days following the date hereof, a letter agreement with Parent substantially consistent with the terms set forth as Section 6.04(d)(ii) of the Company Disclosure Letter.  In the event that a Specified Executive does not execute such letter agreement within 45 days following the date hereof, each Company Restricted Stock Unit and Company Performance Restricted Stock Unit (as applicable) held by such Specified Executive shall be cancelled as of the Acceptance Time and converted into the right to receive a cash payment in the amount that would otherwise be payable pursuant to Section 6.04(c); provided that the right to such cash payment shall be conditioned on such Specified Executive’s continued employment with the Company and its Affiliates through the date or dates that the corresponding Company Restricted Stock Unit or Company Performance Restricted Stock Unit (as applicable) would otherwise have become vested based on the Specified Executive’s continued service (such date, the “Service Vesting Dates”) and each installment of such payment shall be made promptly following the applicable Service Vesting Date.  In the event of a termination of the applicable Specified Executive’s employment prior to the final Service Vesting Date, the right to such cash payment shall be forfeited; provided that to the extent that a Specified Executive is party to a Change in Control Severance Agreement providing for accelerated vesting of equity compensation awards upon a qualifying termination of employment, such cash payment shall be accelerated upon any such termination of employment and shall be made promptly following the date thereof.

(e)           For purposes of this Agreement:

(i)            “Company Performance Restricted Stock Unit” means any restricted stock unit award subject to performance-based vesting, payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(ii)           “Company Restricted Stock Unit” means any restricted stock unit award subject to time-based vesting (including any award that was previously a Company Performance Restricted Stock Unit but immediately prior to the Acceptance Time is subject only to time-based vesting conditions) payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock, whether granted under a Company Stock Plan or otherwise.

(iii)          “Company Stock Option” means any option to purchase Company Common Stock granted under a Company Stock Plan or otherwise.

(iv)          “Company Stock Plans” means the Company’s 1996 Equity Stock Incentive Plan, 1998 Stock Incentive Plan, 2001 Stock Option plan and 2011 Incentive Plan, in each case, as amended.

SECTION 6.05.   Employee Matters.  (a)  For a period of 18 months following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to each individual who is employed by the Company or any Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) and remains employed following the Effective Time (i) a base salary or hourly wage rate, as applicable, that is no less favorable than that provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time, (iii) short-term and long-term incentive opportunities that are no less favorable in the aggregate than those provided to such Company Employee by the Company or the Company Subsidiaries immediately prior to the Effective Time (taking into account for such purposes performance conditions and risk); provided that each Company Employee who, immediately prior to the Effective Time, has a title that is at the level of vice-president of the Company or above shall be provided with long-term incentives in the form of equity compensation in respect of Parent common stock and (iv) employee benefits that are substantially comparable to those provided to similarly situated employees of Parent and its affiliates.  In addition, and without limiting the generality of the foregoing, each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all welfare plans of Parent and its subsidiaries to the extent coverage under any such plan replaces coverage under a comparable plan in which such Company Employee participates immediately prior to the Effective Time.

(b)           Without limiting the generality of Section 6.05(a), from and after the Effective Time, Parent shall or shall cause the Surviving Corporation to assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other Company Benefit Agreement between the Company and any Company Employee) maintained by the Company or any Company Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification permitted pursuant to the terms of the applicable plan, policy, program agreement or arrangement or required to comply with applicable Law.

(c)           With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiaries (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of their respective Subsidiaries; provided, however, that such service need not be recognized for purposes of benefit accrual under any defined benefit pension plan, for any purpose under any retiree medical plan or to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d)           With respect to any welfare plan maintained by Parent or any of its subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall use commercially reasonable efforts to, and cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Company Benefit Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(e)           The provisions of this Section 6.05 are solely for the benefit of the parties to this Agreement, and no Company Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement (except to the extent provided in Section 9.07 with respect to Section 6.06), and no provision of this Section 6.05 shall create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Company Benefit Agreement or any employee program or any plan or arrangement of Parent or any of its subsidiaries.  Nothing herein shall be construed as an amendment to any Company Benefit Plan, Company Benefit Agreement or plan, program, policy, agreement, arrangement or understanding of Parent.

SECTION 6.06.   Indemnification.  (a)  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Charter, the Company By-laws, the organizational documents of any Company Subsidiary or any indemnification agreement between such Indemnified Party and the Company or any of the Company Subsidiaries as in effect on the date of this Agreement (i) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.  Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b)           Without limiting Section 6.06(a) or any rights of any Indemnified Party pursuant to any indemnification agreement as in effect on the date of this Agreement, from and after the Acceptance Time, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of the Company Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding.  None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Parent and the Surviving Corporation shall at their own expense cooperate with an Indemnified Party in the defense of any such Proceeding.  Parent’s and the Surviving Corporation’s obligations under this Section 6.06(b) shall continue in full force and effect for the period beginning upon the Acceptance Time and ending six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

(c)           The Company may obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Acceptance Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of this Agreement (the “Existing D&O Policies”); provided, however, that the maximum aggregate annual premium for such “tail” insurance policies for any such year shall not exceed the maximum aggregate annual premium contemplated by the second succeeding sentence.  If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation.  In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Acceptance Time and ending six years from the Effective Time, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies (which amount the Company represents and warrants is set forth in Section 6.06(c) of the Company Disclosure Letter); provided further that if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policy available for an annual premium equal to such amount; and provided further that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party.

(d)           In the event that (i) Parent or the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties and other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.06.

(e)           The obligations of Parent and the Surviving Corporation under this Section 6.06 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.06 applies without the consent of such affected Indemnified Party.  The provisions of this Section 6.06 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(f)            Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.06.

SECTION 6.07.   Fees and Expenses.  (a)  Except as set forth in Section 6.02, Section 6.06, this Section 6.07, Section 6.09 and Section 6.14(c), all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(b)           In the event that:

(i)            the Company terminates this Agreement pursuant to Section 8.01(f);

(ii)            Parent terminates this Agreement pursuant to Section 8.01(d); or

(iii)           (A) after the date of this Agreement, a Company Takeover Proposal is made directly to the stockholders of the Company or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Company Takeover Proposal, in each case that is not publicly withdrawn prior to the fourth business day prior to the final expiration date of the Offer, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) (in the case of such a termination pursuant to Section 8.01(b)(i), if the Minimum Tender Condition is not satisfied at the final expiration date of the Offer) or by Parent pursuant to Section 8.01(c) and (C) within twelve months of such termination (1) any transaction included within the definition of Company Takeover Proposal is consummated or (2) the Company or any Company Subsidiary enters into a definitive agreement to consummate any transaction within the definition of Company Takeover Proposal (whether or not involving the same Company Takeover Proposal, or the Person making the Company Takeover Proposal, referred to in clause (A)), then the Company shall pay to Parent (or its designee) a fee of $125,000,000 (the “Company Termination Fee”).  For purposes of Section 6.07(b)(iii), the term “Company Takeover Proposal” shall have the meaning assigned to such term in Section 5.03(g), except that all references to 20% in such definition shall be deemed references to 50%.  Any fee due under this Section 6.07(b) shall be paid by wire transfer of same-day funds to an account designated by Parent, (1) in the case of clause (i) above, prior to or simultaneously with such termination of this Agreement, (2) in the case of clause (ii) above, within two business days after the date of such termination of this Agreement and (3) in the case of clause (iii) above, within two business days after the earlier of (x) the date of the consummation of the transaction referred to in clause (C)(1) thereof or (y) the date of entry into the definitive agreement referred to in clause (C)(2) thereof.   The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)           Acceptance by Parent of the fee due under Section 6.07(b)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 8.01(f) and payment of the Company Termination Fee described in this Section 6.07 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and upon payment of the Company Termination Fee, none of the Company or the Company Subsidiaries or any of their respective current, former or future Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except, in each case, in the case of fraud.

(d)           Each of the parties hereto acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable and which do not involve fraud, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.  Each of the parties hereto acknowledges that the agreements contained in Section 6.07(b) and this Section 6.07(d) are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement, and, accordingly, if the Company fails to pay in a timely manner any amount due pursuant to Section 6.07(b), then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and fees of counsel) incurred in the successful collection of such overdue amount, including in connection with any successful Proceedings commenced with respect thereto and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

SECTION 6.08.   Public Announcements.  Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions, and shall not issue any such press release or make any such public statement without the prior consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), except (a) as required by applicable Law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange, (b) as permitted or required by Section 5.03 or (c) for press releases or other public statements that are substantially consistent with prior press releases or other public statements made by the parties in compliance with this Section 6.08. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

SECTION 6.09.   Transfer Taxes.  Except as otherwise set forth in Section 2.08(b) or otherwise in this Agreement, all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.10.   Stockholder Litigation.  Prior to the termination of this Agreement in accordance with Article VIII, the Company shall promptly advise Parent of any stockholder litigation of which the Company is aware against the Company or its directors or executive officers relating to any Transaction, shall keep Parent reasonably informed regarding any such stockholder litigation and shall give Parent the opportunity to participate in the defense of any such stockholder litigation provided, however, that the Company shall control the defense of such litigation and this Section 6.10 shall not give Parent the right to direct such defense; and provided, further, that no settlement of any such litigation shall be agreed to or offered by the Company or its Representatives without Parent’s written consent, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 6.11.   Rule 14d-10 Matters.  Prior to the scheduled expiration of the Offer, the Company (acting through the Company Board and its Compensation Committee (each member of which the Company Board determined is an “independent” director within the meaning of the applicable Nasdaq rules and shall be an “independent” director in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of the following action)) shall take all such steps as may be required to cause each plan, program, agreement, arrangement or understanding that has been, or after the date of this Agreement will be, entered into by the Company or any of the Company Subsidiaries with current or future directors, officers or employees of the Company or any of the Company Subsidiaries pursuant to which compensation is paid or payable, or severance or other benefits are provided, to such director, officer or employee to be approved as an Employment Compensation Arrangement and to otherwise satisfy the safe harbor provisions of Rule 14d-10(d) under the Exchange Act.

SECTION 6.12.   Rule 16b-3 Matters.  The Company shall take all reasonable steps as may be required to cause any dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

SECTION 6.13.   Merger Sub and Surviving Corporation Compliance.  Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement (or ancillary thereto or in furtherance thereof).

SECTION 6.14.   Financing and Financing Cooperation.  (a)  Prior to the Effective Time, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, provide such reasonable cooperation in connection with any financing by Parent or any of its subsidiaries in connection with the Transactions as may be requested by Parent, Merger Sub or their Representatives.  Without limiting the generality of the foregoing, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, upon request (i) furnish the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Company and the Company Subsidiaries and use its reasonable best efforts to obtain the consent of such auditor to the use of such report in accordance with normal custom and practice and use reasonable best efforts to cause such auditor to provide customary comfort letters to the underwriters, initial purchasers or placement agents, as applicable, in connection with any such financing; (ii) furnish any additional financial statements, schedules or other financial data relating to the Company and the Company Subsidiaries as may be reasonably requested by Parent and required in connection with any such financing (including, if applicable, any such statements, schedules or data to be used in the preparation of pro forma financial statements); (iii) provide direct contact between (A) senior management and advisors, including auditors, of the Company and (B) the proposed lenders, underwriters, initial purchasers or placement agents, as applicable, and/or Parent’s auditors in connection with, the financing, at reasonable times and upon reasonable advance notice; (iv) make available the employees and advisors of the Company and the Company Subsidiaries to provide reasonable assistance with Parent’s preparation of business projections, financing documents and offer materials in connection with any such financing; (v) obtain the cooperation and assistance of counsel to the Company and the Company Subsidiaries in providing customary legal opinions; (vi) provide information, documents (including information and documents required in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001), authorization letters, opinions and certificates, enter into agreements (including supplemental indentures) and take other actions that are or may be customary in connection with the financing or necessary or desirable to permit Parent to fulfill conditions or obligations under the financing documents, provided that such agreements entered into shall be conditioned upon, and shall not take effect until, the Effective Time; (vii) reasonably assist in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda and other marketing and syndication materials reasonably requested by Parent; (viii) permit Parent’s reasonable use of the Company’s and the Company Subsidiaries’ logos for syndication and underwriting, as applicable, of financing; (ix) use commercially reasonable efforts to assist in procuring any necessary rating agency ratings or approvals; and (x) not commence or effect any offering, placement or arrangement of any debt securities or bank financing competing with the proposed Parent financing (and not permit any such offering, placement or arrangements to occur on its behalf).

(b)           The Company shall use reasonable best efforts to (i) obtain customary payoff letters from third-party lenders and trustees with respect to the indebtedness of the Company and the Company Subsidiaries specified by Parent to the Company no later than ten business days prior to the Acceptance Time and (ii) deliver or cause to be delivered such payoff letters to Parent at the Acceptance Time.  At the Effective Time, subject to Parent making available necessary funds to do so, the Company shall use reasonable best efforts to, and shall cause the Company Subsidiaries to, permanently (A) terminate the credit facilities requested by Parent to be so terminated, if and to the extent such facilities are specified by Parent to the Company no later than ten business days prior to the Acceptance Time, and all related contracts to which the Company or any of the Company Subsidiaries is a party and (B) cause to be released any Liens on its assets relating to such terminated credit facilities.

(c)           Notwithstanding anything in this Section 6.14 to the contrary, in fulfilling its obligations pursuant to this Section 6.14, (i) none of the Company, the Company Subsidiaries or their respective Representatives shall be required to pay any commitment or other fee, provide any security or incur any other liability in connection with any financing prior to the Effective Time and (ii) Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with such cooperation.  Parent shall indemnify and hold harmless the Company and the Company Subsidiaries from and against any and all losses or damages actually suffered or incurred by them directly in connection with the arrangement of any such financing (other than to the extent related to information provided by the Company, the Company Subsidiaries or their respective Representatives).

(d)           For the avoidance of doubt, the obligation of Parent and Merger Sub to close the transactions contemplated by this Agreement is not conditioned upon the consummation of any financing.

SECTION 6.15.   Certain Organizational Matters.  (a)  Prior to the Merger Closing, Parent and the Supervisory Board shall take all actions as are necessary and appropriate to appoint Jerry A. Greenberg to the Supervisory Board, effective immediately following the Merger Closing.

(b)           Prior to the Merger Closing, Parent shall take all actions as are necessary and appropriate to appoint Alan J. Herrick to the Directoire+ of Parent, effective immediately following the Merger Closing.

(c)           Parent intends for the headquarters of the Surviving Corporation to remain following the Merger Closing in the Boston, Massachusetts area.

SECTION 6.16.   Advice of Changes.  (a)  The Company and Parent shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Company Material Adverse Effect or Parent Material Adverse Effect, respectively, or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute the failure of any condition set forth in Section 7.01 or Exhibit A to be satisfied, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.01 or Exhibit A to be satisfied.

(b)           The Company and Parent shall each promptly advise the other party (i) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions or (ii) upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.  The Company shall promptly notify Parent of any notice or other communication from any party to any Specified Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with the Company or any of the Company Subsidiaries as a result of the transactions contemplated by this Agreement.

ARTICLE VII

Conditions Precedent to the Merger

SECTION 7.01.   Conditions to Each Party’s Obligation.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Merger Closing Date of the following conditions:

(a)           No Legal Restraints.  No Judgment issued by any Governmental Entity of competent jurisdiction or Law or other legal prohibition (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b)           Acceptance for Payment of Company Common Stock.  Merger Sub shall have accepted or caused to be accepted for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.   Termination.  This Agreement may be terminated at any time prior to the Acceptance Time:

(a)           by mutual written consent of Parent, Merger Sub and the Company;

(b)           by either Parent or the Company:

(i)            (A) if the Offer shall have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent or Merger Sub to extend the Offer pursuant to Section 1.01) without Merger Sub having accepted for payment any shares of Company Common Stock pursuant to the Offer; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i)(A) shall not be available to a party if the failure of any condition set forth on Exhibit A or Merger Sub not having accepted for payment any shares of Company Common Stock pursuant to the Offer is the result of a material breach of this Agreement by such party, or (B) if the Acceptance Time has not occurred on or before May 1, 2015 (the “Outside Date”); provided, however, that, in the case of this clause (B), (x) if, on the Outside Date, all of the Offer Conditions, other than the conditions set forth in clauses (b) and (i) (to the extent any such Judgment is in respect of, or any such Law is, the HSR Act, the Clayton Act, the FTC Act or any Foreign Merger Control Law, the Exon-Florio Amendment or a FOCI Requirement) of Exhibit A and those Offer Conditions that by their nature are to be satisfied at the expiration date of the Offer, shall have been satisfied or waived, then the Outside Date shall automatically be extended by a period of 90 calendar days and (y) the right to terminate this Agreement under this Section 8.01(b)(i)(B) shall not be available to a party if the failure to consummate the Offer on or before the Outside Date is the result of a material breach of this Agreement by such party; or

(ii)           if any Legal Restraint permanently preventing or prohibiting consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have complied in all material respects with its obligations under Section 6.03 in respect of any such Legal Restraint;

(c)           by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of the conditions set forth in clause (ii) or (iii) of Exhibit A and (B) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach and (y) the Outside Date (provided that Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement);

(d)           by Parent if (i) an Adverse Recommendation Change has occurred, (ii) a tender or exchange offer for 15% or more of the outstanding shares of Company Common Stock has been commenced and the Company Board fails to send to the stockholders of the Company a statement reaffirming the Company Board Recommendation and recommending that such stockholders reject such tender offer or exchange offer within the ten business day period specified under Rule 14e-2(a) under the Exchange Act, or (iii) the Company has materially breached Section 5.03(a);

(e)           by the Company, if Parent or Merger Sub breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Merger Sub of such breach and (y) the Outside Date (provided that the Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); or

(f)            by the Company in accordance with Section 8.04(b).

SECTION 8.02.   Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand (except liability arising out of or resulting from fraud or the willful and material breach by a party of any provision set forth in this Agreement), other than Section 1.02(c), Section 3.20, the last sentence of Section 6.02, Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination.

SECTION 8.03.   Amendment; Extension; Waiver.  (a)  At any time prior to the Effective Time, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other party (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance by the other party with any of the agreements or conditions contained in this Agreement (treating Parent and Merger Sub as one party for this purpose).  Notwithstanding the foregoing, (A) after the Acceptance Time, (1) there shall be made no amendment to this Agreement that decreases the Merger Consideration and (2) termination of this Agreement pursuant to Section 8.01(a) and any amendments to this Agreement shall require, in addition to the consent of Parent and Merger Sub, the consent of the Company Board and, at the time of such consent, either (x) a majority of the directors on the Company Board shall have been directors on the Company Board on the date hereof or shall have been nominated or designated to be directors by a majority of the directors on the Company Board on the date hereof (such directors, “Continuing Directors”) or (y) if the Continuing Directors constitute a minority of the Board of Directors, each Continuing Director shall approve such termination or amendment and (B) no amendment shall be made to this Agreement after the Effective Time; provided, however, that any amendment of (i) this proviso, (ii) clause (2) of Section 9.07(a) or (iii) Section 9.10(c), Section 9.10(d) or Section 9.11 shall not affect the Debt Financing Sources without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

(b)           This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.  Any agreement on the part of a party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.04.   Procedure for Termination, Amendment, Extension or Waiver.  (a)  A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 8.03 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the stockholders of the Company.

(b)           The Company may terminate this Agreement under Section 8.01(f) only if pursuant to and in accordance with Section 5.03(e)(II), including that (i) the Company Board has received a Superior Company Proposal and the Company enters into a definitive agreement with respect to the applicable Superior Company Proposal concurrently with the termination of this Agreement and (ii) the Company has paid, or simultaneously with the termination of this Agreement pays, the fee due under Section 6.07 that is payable if this Agreement is terminated pursuant to Section 8.01(f).

ARTICLE IX

General Provisions

SECTION 9.01.   Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02.   Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Parent or Merger Sub, to

Publicis Group S.A.
133 avenue des Champs Elysées
75008 Paris
France
Fax:  +33-1-44-43-75-25
Attention:
Maurice Lévy, Chairman & Chief Executive Officer
Anne-Gabrielle Heilbronner, Senior Vice President, General Secretary

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York  10019
Fax:  (212) 403-2000
Attention:	Martin Lipton
Adam O. Emmerich

(b)           if to the Company, to

Sapient Corporation
131 Dartmouth St.
Boston, Massachusetts
Fax:  (617) 963-1797
Attention:  Joseph LaSala Jr.

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Fax:  (212) 474-3700
Attention:	Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.

SECTION 9.03.   Definitions.  For purposes of this Agreement:

An “affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Book-Entry Shares” means shares of Company Common Stock held in the Direct Registration System.

A “business day” means any day other than a Saturday, Sunday or any day on which banks are required or authorized by Law to close in New York, New York or Paris, France.

“Company Material Adverse Effect” means any change, event, effect, fact, development or occurrence that (i) has a material adverse effect on the business, properties, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays the performance by the Company of, or has a material adverse effect on the ability of the Company to perform, its obligations under this Agreement in any material respect; provided, however, that with respect to clause (i) only, none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, effect, fact, development or occurrence to the extent resulting from or arising out of (A) general conditions in the industries in which the Company and the Company Subsidiaries operate, (B) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States or elsewhere in the world, (C) any change in applicable Law or GAAP (or interpretation or enforcement thereof), (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (E) any hurricane, tornado, flood, volcano, earthquake, pandemic or other natural or man-made disaster, (F) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency or consummation of any of the Transactions, including any stockholder (direct or derivative) Proceeding in respect of this Agreement or any of the Transactions (it being understood that this clause (G) shall not apply with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the performance of obligations under this Agreement), (H) any action taken by the Company or any of the Company Subsidiaries at Parent’s written request, and (I) the identity of Parent, Merger Sub or their respective affiliates, except, in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and the Company Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person’s executive officers.

“Parent Material Adverse Effect” means any change, effect, event, fact, development or occurrence that prevents or materially delays the performance by Parent or Merger Sub of, or has a material adverse effect on the ability of Parent or Merger Sub to perform, its obligations under this Agreement in any material respect.

A “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, organization, Governmental Entity or other entity or any group (as such term is used in Section 13 of the Exchange Act).

A “subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

SECTION 9.04.   Interpretation.  The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to “this Agreement” shall include the Company Disclosure Letter.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The word “will” shall be construed to have the same meaning as the word “shall”.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “or” shall not be exclusive.  The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to November 1, 2014.  Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof and (iv) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

SECTION 9.05.   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06.   Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 9.07.   Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.  (a)  This Agreement, the Confidentiality Agreement and the Tender Agreement, (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties and their affiliates, or any of them, with respect to the subject matter of this Agreement, the Confidentiality Agreement and the Tender Agreement and (ii) except for Section 6.06, are not intended to confer upon any Person other than the parties any rights or remedies.  Notwithstanding clause (ii) of the immediately preceding sentence, (1) following the Effective Time the provisions of Article II shall be enforceable by holders of Certificates and holders of Book-Entry Shares and (2) the Debt Financing Sources are third-party beneficiaries of (i) this clause (2) of Section 9.07(a), (ii) Sections 9.10(c), 9.10(d) and 9.11 and (iii) the proviso to Section 8.03(a).

(b)           Except for the representations and warranties contained in Article III or in any certificate delivered to Parent in connection with the consummation of the Offer or the Merger, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions.  Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent of the representations and warranties contained in Article III.

(c)           Except for the representations and warranties contained in Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions.

SECTION 9.08.   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09.   Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that either Parent or Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent (in the case of Merger Sub) or to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as applicable, of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.   Specific Enforcement; Jurisdiction.  (a)  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 9.10(b), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.  The right to specific enforcement shall include the right of each party to cause the other party (or parties) to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.  Each of the parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without such right, none of the parties would have entered into this Agreement.

(b)           Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) for the purpose of any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, and each of the parties hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in such court.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware) in the event any Proceeding arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, on behalf of itself or its property, in accordance with Section 9.02 (provided that nothing in this Section 9.10(b) shall affect the right of any party to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Offer, the Merger or any of the other Transactions in any court other than the Court of Chancery of the State of Delaware (or, if such court shall be unavailable, any state or Federal court sitting in the State of Delaware).  The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(c)           Notwithstanding anything in Section 9.08 or 9.10(b) to the contrary, each of the parties hereto agrees that it will not bring or support any Proceeding (whether at law, in equity, in contract, in tort or otherwise) against the lenders or any other Persons that have committed to provide the debt financing (the “Debt Financing”) to be incurred pursuant to that certain commitment letter (together with the related fee letter), dated November 1, 2014, between the Parent and Citibank, N.A., London Branch (as amended, supplemented or replaced, the “Debt Commitment Letter”) or other financings in connection with the Transactions (each such Person, a “Debt Financing Source”) in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Commercial Court of Paris (Tribunal de Commerce de Paris).  The provisions of this Section 9.10(c) shall be enforceable by each Debt Financing Source, its affiliates and their respective successors and permitted assigns.

(d)           Subject to the rights of the parties to the Debt Commitment Letter under the terms thereof, neither the Company, nor any of its affiliates, solely in its capacity as party to this Agreement, shall have any rights or claims against any Debt Financing Sources in their respective capacities as lenders or arrangers in connection with arranging or providing the Debt Financing.

SECTION 9.11.   Waiver of Jury Trial.  Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Proceeding arising out of this Agreement, the Offer, the Merger or any other Transaction, including any Proceeding arising out of or relating to the Debt Commitment Letter or the performance thereof.  Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

[remainder of page intentionally blank; signature pages follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

PUBLICIS GROUPE S.A., as Parent,

By:	/s/ Maurice Lévy
Name: Maurice Lévy
Title: Chairman & Chief Executive Officer

1926 MERGER SUB INC., as Merger Sub,

By:	/s/ Anne-Gabrielle Heilbronner Lahoud
Name: Anne-Gabrielle Heilbronner Lahoud
Title: President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

SAPIENT CORPORATION, as the Company,

By:	/s/ Alan J. Herrick
Name: Mr. Alan J. Herrick
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A
to
Agreement and Plan of Merger

Offer Conditions

Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer if (a) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which would represent at least a majority of the then-outstanding shares of Company Common Stock (the “Minimum Tender Condition”) or (b) (w) any waiting period (or extension thereof) under the HSR Act applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated, (x) any waiting period (or extension thereof) under any applicable Foreign Merger Control Law in any of the jurisdictions set forth in Schedule 1 hereto applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated, or any required approval with respect thereto shall not have been obtained, (y) the parties shall not have executed a commitment letter setting forth the terms of, or otherwise reached agreement on, a FOCI mitigation plan that is acceptable to the U.S. Defense Security Service and the U.S. Department of Energy and any other applicable Governmental Entity in connection with the FOCI Requirements, as applicable, that does not impose any Burdensome Condition, or (z) if a filing with CFIUS is made pursuant to Section 6.03(b), none of the following shall have occurred: (A) written confirmation has been obtained from CFIUS that it has completed its review or, if applicable, investigation, under the Exon-Florio Amendment, and determined that there are no unresolved national security concerns with respect to the Transactions, (B) following an investigation, CFIUS shall have reported the Transactions to the President of the United States and the President of the United States shall have declined to exercise his authorities under the Exon-Florio Amendment to suspend or prohibit the Transactions or (C) following an investigation, CFIUS shall have reported the Transactions to the President of the United States and the President of the United States shall have determined to take action that would not, and would not reasonably be expected to, result (individually or in the aggregate with any other action, agreement, condition, restriction or mitigation that counts towards whether a Burdensome Condition has occurred pursuant to the definition thereof and Section 6.03(c)) in a Burdensome Condition.  Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for if, at the expiration of the Offer, any of the following conditions exists or has occurred and is continuing:

(i)           there shall be any Legal Restraint in effect preventing or prohibiting the consummation of the Offer or the Merger;

(ii)           (A) any representation and warranty of the Company set forth in Article III (other than those set forth in Sections 3.01 (first sentence only), 3.02, 3.03(b) (except the last two sentences thereof), 3.04, 3.08(a) and 3.20) shall not be true and correct at such time as though made on and as of such date, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or “Company Material Adverse Effect” qualifications and exceptions contained therein), (B) any representation and warranty of the Company set forth in Section 3.02(a) or 3.02(c) shall not be true and correct at such time as though made on and as of such date, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), except for any de minimis inaccuracies (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or “Company Material Adverse Effect” qualifications and exceptions contained therein), (C) any representation and warranty of the Company set forth in Section 3.01 (first sentence only), 3.02(b), 3.02(d), 3.02(e), 3.03(b) (except the last two sentences thereof), 3.04 or 3.20 shall not be true and correct in all material respects (for purposes of determining the satisfaction of this condition, without regard to any “materiality” or “Company Material Adverse Effect” qualifications and exceptions contained therein) at such time as though made on and as of such date, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), and (D) any representation and warranty of the Company set forth in Section 3.08(a) shall not be true and correct in all respects at such time as though made on and as of such date;

(iii)          the Company shall have failed to perform in all material respects all obligations to be performed by it as of such time under this Agreement;

(iv)          Merger Sub shall have failed to receive from the Company a certificate, dated the expiration date of the offer and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in clauses (ii) and (iii) have not occurred; or

(v)           this Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

2

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition).  The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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